This one tube



LabCorp
Laboratory Corporation of America

2008 Annual Report



Business Description

Laboratory Corporation of America® Holdings, a S&P 500 company, is a pioneer in commercializing new diagnostic technologies and the first in its industry to embrace genomic testing. With annual revenues of $4.5 billion in 2008, over 28,000 employees worldwide, and more than 220,000 clients, LabCorp offers clinical assays ranging from routine blood analyses to HIV and genomic testing. LabCorp combines its expertise in innovative clinical testing technology with its Centers of Excellence: The Center for Molecular Biology and Pathology, National Genetics Institute, Inc., ViroMed Laboratories, Inc., The Center for Esoteric Testing, Litholink Corporation, DIANON Systems, Inc., US LABS, and Esoterix and its Colorado Coagulation, Endocrine Sciences, and Cytometry Associates laboratories. LabCorp conducts clinical trial testing through its Esoterix Clinical Trials Services division. LabCorp clients include physicians, government agencies, employers, managed care organizations, hospitals, clinical labs and pharmaceutical companies.

Is getting personal

If no two of us are alike, then let's treat each patient differently. This simple logic is the basis of a new era of health care that is rapidly evolving.

Scientific advances at the molecular and genetic level are making the concept of personalized medicine a reality – today. This new era means new opportunities and new growth.

LabCorp is staking a leadership claim as the clinical laboratory for personalized medicine. We are in an excellent position because we understand the power and the potential of *This One Tube*.



Holds the key to prevention

Disease Prevention

Stop it before it starts – this is the best possible definition of prevention. LabCorp offers tests that can be used to prevent many diseases and chronic conditions from developing in the first place. Cholesterol measures, for example, help patients to monitor their cardiovascular health and make lifestyle choices that can help prevent heart disease. In these and countless other cases, knowledge is power, and our lab tests convey more knowledge now than ever before.



Litholink Kidney Stone Program

Many patients describe kidney stones as the worst pain that they have ever experienced. Moreover, there is a high incidence of recurrence among kidney stone sufferers. It is no wonder then that patients, physicians and payers alike welcome an outcome improvement program that reduces recurrence by 80 percent *and* cost per patient by $2,000 per year. Litholink, our proprietary program, provides highly personalized analysis, treatment, follow-up testing and ongoing support for kidney stone treatment and prevention.



Acts as an early warning system

Disease Screening

Next to prevention, early detection is the best defense for battling disease, especially cancer. When diagnosed at an early stage, for example, the relative five-year survival rate is about 90 percent for colorectal cancer and even higher for prostate cancer. Fortunately, screening tests with an ever-increasing degree of sensitivity and accuracy are making it possible to detect these and other cancers in their initial stages – often before symptoms appear and in time to ensure a complete recovery. Many of these tests are now part of routine care and have been a major factor in reducing cancer-related deaths in recent decades.





Image-Guided Pap Tests

To understand how screening tests can save lives, look no further than Pap tests. During the past half-century, this highly effective, now routine test has reduced deaths from cervical cancer by 74 percent. The latest generation Pap test further improves early detection capabilities by combining human review with the power of an interactive computer imaging system. Image-guided Pap testing now accounts for more than 60 percent of all Pap tests that LabCorp performs.

Provides a very personal answer

Outcome Improvement

Millions of individuals live with a recurring condition or chronic disease that places incalculable stress on their physical and mental health, their daily productivity and their financial livelihood. Almost half of Americans live with chronic disease, and seven of the ten leading causes of death in the U.S. – heart disease, cancer, stroke, chronic lower respiratory disease, diabetes, Alzheimer's disease and kidney disease – are chronic diseases. The cost of chronic disease is an enormous burden to the health care system, accounting for more than 75 percent of the nation's $2 trillion annual health care costs. Clearly, personalized outcome improvement programs, which can reduce recurrence or slow the progression of disease, meet a critical need on many levels.





Chronic Kidney Disease

Approximately 16.2 million Americans have less than half of their normal kidney function and 90 percent of them do not know it. Greater awareness and early intervention would greatly improve their odds of survival and save millions of dollars in costs. Yet, required lifestyle changes and effective monitoring of the disease can overwhelm patients and physicians. Our recently introduced CKD outcome improvement program is designed to meet this need through a programmatic approach to improving detection and lowering morbidity rates.

Determines the right drug and the right dose

Companion Diagnostics

What works for one person may not work for another. Enter companion diagnostics, an integral component of personalized medicine and a field that is changing the way in which drug therapies and treatment are delivered. At its simplest level, companion diagnostics provides guidance on administering the proper drug to the proper patient at the proper dose. Increasingly, patients will find that *just what the doctor ordered* is tailor-made for them.



K-ras Mutation Analysis

Survival rates for those with metastatic colorectal cancer are improving, thanks to new combinations of existing chemotherapies and the introduction of targeted therapies. Many of these therapies, however, are associated with increased toxicity and clinical response, and resistance varies among patients. LabCorp's recently introduced K-ras Mutation Analysis provides a predictive clinical biomarker to help physicians determine which patients are best suited for specific new therapies. For those battling this deadly disease, knowing what will work, and what will not, can be life-saving intelligence.



Offers a hard-to-beat value



Cost-Effective Solutions

Disease prevention, screening, diagnosis, treatment, monitoring and management – today, clinical laboratory testing is a fundamental component at every stage of health care delivery. The breadth and depth of this presence is underscored by the fact that lab tests represent approximately 4 percent of health care spending in the U.S., but influence more than 70 percent of health care decisions. Clearly, laboratory testing has compelling solutions to offer those who seek a more productive American health care system. Against this economic scenario, LabCorp offers a unique value proposition, thanks to ever-increasing operational leverage and efficiency. These financial advantages, combined with our scientific leadership, position us to offer our customers unmatched value – in terms of their health and their dollars.



HPV and Cervical Cancer

Studies show that the human papillomavirus (HPV) causes 99.7 percent of all cervical cancer cases. Since early detection and treatment can prevent the future development of cervical cancer, cost-effective Pap with HPV DNA tests can prevent thousands of dollars in cervical cancer treatment costs and save lives. This makes Pap with HPV DNA testing one of health care's best values.

This one tube contains nearly endless health care solutions. In fact, you would be hard pressed to find a more utilitarian, versatile, efficient or increasingly sophisticated function in all of health care than lab testing. LabCorp is capitalizing on this potential in new and innovative ways that are transforming our Company from a provider of data to a provider of diagnostic intelligence.



Dave King
President and Chief Executive Officer

Financial highlights

Year Ended December 31,

(In millions, except per share amounts)	**2008**	2007	2006
Net sales	**$ 4,505.2**	$4,068.2	$3,590.8
Gross profit	**1,873.8**	1,691.2	1,529.4
Operating income	**842.9**	777.0	697.1
Net earnings	**$ 464.5**	$ 476.8	$ 431.6
Basic earnings per common share	**$ 4.23**	$ 4.08	$ 3.48
Diluted earnings per common share	**$ 4.16**	$ 3.93	$ 3.24

This evolution began for LabCorp in the year 2000. This was the year when the first data from the human genome project was released and we began to unlock the potential that genomic testing could have for individualized patient treatment. As we noted in our 2000 Annual Report,

> *"The evolving science of genomics is a revolution creating the most profound opportunities for improved medical care in more than a century. The benefits of earlier diagnoses, more effective medicines, and better treatment programs that will derive from the mapping of the human genome are nearly beyond measure. LabCorp stands to be an early beneficiary of this new era."*

As you have read on the preceding pages, these benefits are here today, and the patients that LabCorp serves are benefiting in real and measurable ways. We believe that personalized medicine will grow dramatically in the coming years and have a profound impact on how individual patients are diagnosed and treated.

The clinical laboratory is already critical to the health care system; the growth of personalized medicine will make us, more than ever, the central player in the delivery of the right care to the right patient at the right time. LabCorp intends to continue to lead the laboratory industry in the movement toward personalized medicine and expects this leading position to be a key driver of growth for the Company going forward.

We are in an excellent position to realize this goal. Our scientific leadership in the laboratory testing industry is well established. We also enjoy a strong reputation as the lab partner of choice for top researchers in pharmacology and biotechnology. Building on these strengths, we will pursue our goals in personalized medicine through the execution of three strategies: continued growth in esoteric testing, expansion of outcome improvement programs, and development and commercialization of companion diagnostics.

Esoteric Testing Growth

For more than a decade, LabCorp has been steadily increasing its esoteric test menu; today these high-value assays represent 35 percent of our U.S. revenue. Our goal is to increase this mix to 40 percent of revenue within the next three to five years. This growth will result from increased use of esoteric testing as physicians and other providers better understand its benefits, as well as the continued introduction of new esoteric tests as scientific advances are made and as we address areas of unmet medical need.

In 2008, for example, we brought to market new assays that assist in the diagnosis and treatment of hepatitis B; genetic analysis for developmental delays, including autism; and cancers of the central nervous system, prostate and colon. Collaborative partnerships with academic institutions, such as Duke University and Yale University, and other researchers will ensure that LabCorp remains at the forefront of commercializing innovative new esoteric tests.

Outcome Improvement Program Expansion

The Centers for Disease Control and Prevention estimates that chronic disease affects 90 million Americans and results in "illness, disability, extended pain and suffering, and major limitations in daily living."[1] In addition to the human toll, chronic diseases account for billions of dollars in health care costs that burden an already taxed system. We have made outcome improvement programs the second plank in our personalized medicine platform, due to our confidence that these programs can make a profound difference in reducing the incidence and severity of these conditions.

We have seen firsthand the effectiveness of such programs, beginning with our Litholink program for kidney stone management. With an 80 percent reduction in stone recurrence and a $2,000 reduction in annual treatment cost per patient, we are able to help improve patients' lives *and* save the health care system money. It is gratifying that patients and payers have widely embraced Litholink and that this proprietary program is generating double-digit revenue growth.

We have identified chronic kidney disease (CKD), which afflicts 26 million Americans – most of whom do not know they are sick – as the next area of expansion for outcome improvement programs. With the assistance of an international advisory board of medical experts and the support of the National Kidney Foundation, we have developed a sophisticated program to assist physicians in identifying patients with chronic kidney disease in its early stages and in treating them in accordance with accepted guidelines. Physicians, payers and employers have enthusiastically adopted the CKD program. We expect to expand this success to other outcome improvement programs that are already under development.

[1] *http://www.cdc.gov/mmwr/preview/mmwrhtml/ss5711a1.htm*

Growth Drivers

- Industry Consolidation
- Hospital Outpatient and Outreach
- Aging Population
- Increased Esoteric Testing
- Outcome Improvement Programs
- Companion Diagnostics

Companion Diagnostics Development

LabCorp's leadership in esoteric testing goes hand-in-hand with developing and commercializing companion diagnostics, which provide guidance for tailoring drugs to the exact needs of an individual patient. Our acquisition of Tandem Labs in 2008 has advanced this objective significantly. Tandem helps pharmaceutical and biotechnology companies with their discovery, preclinical and clinical drug development programs. The effective combination of Tandem's capabilities with our clinical trials division is evident in the double-digit year-over-year growth that we achieved in companion diagnostic testing during 2008.

Leveraging The Lab Asset

Collectively, our initiatives across the spectrum of personalized medicine are designed to fuel a new era of growth for LabCorp and its shareholders. The success of these initiatives will be driven by market need and by our strong business model. LabCorp touches millions of patients, tens of thousands of doctors and other providers, and thousands of hospitals throughout the United States. We have one of the largest distribution networks in the country, exceptionally strong managed care relationships, and numerous partnerships with leading academic medical centers and health care companies.

Quality and cost efficiency are certainly key components of our successful managed care relationships; convenience is another factor. We remain vigilant with respect to customer care and are constantly implementing ways to make it easier to do business with LabCorp. In early 2008, we introduced online appointment scheduling and self-check-in kiosks at select locations and plan to expand both of these patient convenience tools throughout 2009.

These customer care initiatives are part of an ongoing effort to support growth by enhancing our capabilities to handle larger testing volumes with greater speed and accuracy. Automation investments, logistics optimization and supply chain management are expected to increase the productivity of our operations, which already are the most efficient in the industry.

Solid 2008 Performance

The strength of our model was demonstrated during 2008 when, despite economic headwinds, LabCorp turned in a solid performance. Net sales increased 10.7 percent to $4.5 billion.

In a year when corporate liquidity and credit availability dominated headlines, we maintained our sound business model and solid balance sheet. LabCorp continues to enjoy industry-leading cash flow and produced $780.9 million in operating cash flow in 2008, an increase of 10 percent over 2007.

Executive Management
(from left to right)

Dave King
President and Chief Executive Officer

Scott Walton
Executive Vice President, Strategic Planning and Corporate Development

Brad Hayes
Executive Vice President, Chief Financial Officer

Andrew Conrad, Ph.D.
Chief Scientist

Jay Boyle
Senior Vice President, Managed Care and Occupational Testing Services

Bill Bonello
Senior Vice President, Investor Relations

Sam Eberts
Senior Vice President, Chief Legal Officer

Lidia Fonseca
Senior Vice President, Chief Information Officer

Don Hardison
Executive Vice President, Chief Operating Officer

* Not pictured – **Mark Brecher, M.D.**
Senior Vice President and Chief Medical Officer



The Company has a strong balance sheet, ending 2008 with $219.7 million of cash. Our bank facility, comprised of multiple institutions and secured through 2012, combined with our free cash flow provides the capital necessary to pursue the growth opportunities before us. While reinvestment, strategic acquisition and licensing agreements remain our first priority for cash use, we also continue to direct cash toward our share repurchase program. In 2008, we repurchased shares totaling $330.6 million.

The strengths that we demonstrated in 2008 are a direct reflection of the 28,000 LabCorp people who work on behalf of our customers and their patients on a daily basis. Their talents and expertise, professionalism and commitment make the difference between potential and performance, and these dedicated people make that difference day in and day out, every day of the year.

Powerful Growth Potential

As we reflect on what we have achieved and on what lies ahead, we continue to be impressed by the power of lab testing – of this one tube – to work on behalf of physicians, patients, payers and shareholders alike. We are transforming the clinical laboratory into a source of actionable health care intelligence. In the process, we believe clinical laboratory testing will become increasingly valued for its ability to guide those who treat patients by providing high-quality, cost-effective care. A new era is well under way, as are LabCorp's strategies to capitalize on it and lead the industry into the future.

We strive every day to exceed your expectations. We appreciate and thank you for your continued support.

Very truly yours,

Dave King
President and Chief Executive Officer



Transforming personalized medicine into growth

Our goal to become the leading provider of personalized diagnostic medicine will create a pipeline of opportunities for LabCorp in the coming years. As we continue to grow esoteric testing, expand outcome improvement programs, and develop and commercialize companion diagnostics, LabCorp will further differentiate itself in the clinical laboratory testing field, providing cost-effective health care solutions and, more importantly, improving and potentially saving more lives.

DiaSorin Liaison® vitamin D testing instrument: Although for years clinicians have been aware that vitamin D sufficiency plays a critical role in healthy bones, recent studies have revealed an emerging link between vitamin D sufficiency and general health or disease incidence. Sufficient levels of vitamin D have been associated with reduced risk for numerous health conditions, including certain cancers, autoimmune disease, diabetes, cardiovascular disease and hypertension. Increasingly, physicians are assessing their patients' vitamin D status as part of preventive care.



Esoteric Testing

We will continue to grow our menu of esoteric tests focusing on medical areas that are underserved by current testing. The commercialization of new esoteric assays creates a more favorable revenue mix for our Company and delivers valuable information for our patients.

Our esoteric testing capabilities are frequently characterized as "first to market." In 2008, for example, we became the first national clinical laboratory to offer an enhanced assay from Roche Diagnostics for hepatitis B (HBV). The goal of HBV therapy is to treat a patient until the circulating virus can no longer be detected. Our more sensitive PCR-based test can detect and measure HBV DNA at significantly lower levels than previous tests, enabling physicians to better determine the success of treatment.

Commercializing non-invasive, oncology-related tests remains a high priority for LabCorp. Treatment of colorectal cancer, the third most common cancer among both men and women, is dramatically more effective if the cancer is caught in its early and localized stages. Nevertheless, nearly 50,000 people die in the U.S. from colorectal cancer annually and less than half of the eligible population is screened for this disease. In 2008, LabCorp introduced ColoSure™, among the most sensitive, in-guideline, non-invasive colorectal cancer screening methods on the market for asymptomatic average-risk patients who are unwilling or unable to undergo a more invasive exam.

We are also enhancing early detection of prostate cancer, the leading cause of cancer death in U.S. men, with more than 230,000 cases diagnosed annually. In 2008, LabCorp introduced a new assay called GST-Pi Gene Methylation, providing a more sensitive method for the detection of prostate cancer than histology alone. This assay is useful in hard-to-diagnose prostate cancer cases, particularly in men who have consistently elevated PSA values, but negative biopsies.

Our success in esoteric testing has been, and continues to be, the result of strong relationships with leading research institutions and biotechnology companies. Ongoing collaborative research with such respected institutions as Duke University and Yale University will help to ensure that our development pipeline for new, innovative tests remains robust.

Outcome Improvement Programs

Chronic disease management often requires daily and highly vigilant individualized care that can quickly overburden even the best health care infrastructure. Our outcome improvement programs provide patient-specific clinical guidance that can dramatically improve outcomes, while also reducing the cost and time associated with treating chronic disease care. The positive reception to our Litholink Kidney Stone prevention model has provided a natural expansion path into chronic kidney disease (CKD).

To say the need for improved outcomes in CKD is significant would be an understatement. CKD affects more than 26 million Americans, many of whom are not aware that they have reduced kidney function, even in later stages of the disease. CKD treatment in these stages costs an estimated $37 billion annually. With proper treatment, however, disease progression, related deaths and expense can be greatly reduced.

LabCorp's CKD program helps to identify patients with reduced kidney function, offers physicians a sophisticated decision support tool, and provides clinicians with outcome reporting and services to ensure continued patient progress. Developed by a team of international experts, LabCorp's CKD program is based on the National Kidney Foundation's Kidney Disease Outcome Quality Initiative. As we grow and further develop this first-of-its-kind program, we are building a model upon which future outcome improvement programs can be based.



CellaVision® automated cell locating device: Computer-coupled optics enhances rigorous analysis of cell morphology critical to accurate diagnostic information. The CellaVision® technology allows the technologist to view digital images, rather than using a microscope and screening the stained slides manually.


TEST SOPS

Mass spectrometry. LabCorp uses state-of-the-art liquid chromatography tandem mass spectrometry to provide lower levels of detection, further assisting physicians with their diagnosis and treatment.

Companion Diagnostics

By determining in advance the specific drug most likely to help a specific individual – with the fewest side effects – we can help patients receive better, safer and timelier treatments. Currently, we have relationships with more than a dozen pharmaceutical and biotechnology companies for the development of companion diagnostics in the fields of oncology and cardiovascular disease.

Our Tandem Labs division works with pharmaceutical companies to identify biomarkers that can signal whether a drug will be compatible with certain individuals. As pharmaceutical companies develop new drugs, our clinical trials division works side-by-side with them to develop companion diagnostic tests that provide guidance on the administration of the drug.

Two of our companion diagnostic tests already have reached the marketplace. The first assay analyzes mutations in the K-ras gene in patients with metastatic colon cancer. Analysis of the K-ras gene for mutation status has been shown to be a predictive clinical biomarker than can help stratify patients who are more likely to respond to treatment with cetuximab (Erbitux®) or panitumumab (Vectibix®). The second assay screens for the presence of the HLA-B*5701 allele in order to identify patients at higher risk for hypersensitivity to abacavir, an AIDS treatment drug. Both tests have experienced increased demand as prospective studies demonstrated their clinical utility.

Recently, information has been added to the drug label for the commonly prescribed drug warfarin, regarding the value of patient genotyping to aid in dosing decisions for this drug. There are indications that genotyping tests will be a valuable aid in predicting the appropriate warfarin dose for specific patients.


Protedyne

Beyond The Top Line: *Margin Enhancement Through Automation*

LabCorp is committed to profitable growth and maintaining our industry-leading cash flow. While personalized medicine will drive top-line growth, we have the opportunity to reduce fixed costs through automation and capacity rationalization. Investment in robotics for pre-analytical processes is an example of how increased automation can increase profitability.

Consider HPV specimen preparation. Our proprietary system fully automates the specimen preparation for the digene Hybrid Capture® 2 assay. This robotic system uncaps vials, transfers specimens to custom-designed labware, dispenses reagents, centrifuges, incubates and finally places prepared samples in the digene® assay plate. This system provides uniform processing, decreases turnaround time and reduces the labor burden associated with the HPV assay.

Board of Directors

Thomas P. Mac Mahon
Chairman

Bradford T. Smith
Vice Chairman

David P. King
President and
Chief Executive Officer

Kerrii B. Anderson [1,2]
Former Chief Executive Officer and
President of Wendy's International, Inc.

Jean-Luc Bélingard [2,3]
Chief Executive Officer of Ipsen SA,
a diversified French health care
holding company

Wendy E. Lane [1,4]
Chairman of Lane Holdings, Inc.,
an investment firm

Robert E. Mittelstaedt, Jr. [1,4]
Dean and Professor, W.P. Carey School of
Business, Arizona State University

Arthur H. Rubenstein, MBBCh [1,3]
Executive Vice President, University of
Pennsylvania Health System and Dean of
the School of Medicine

R. Sanders Williams, M.D. [3,4]
Senior Vice Chancellor for
Academic Affairs, Duke Medicine

M. Keith Weikel, Ph.D. [2,3]
Former Senior Vice President and
Chief Operating Officer of
HCR Manor Care, Inc.

Committees:
1 Audit
2 Compensation
3 Quality and Compliance
4 Nominating and Corporate Governance

(from left to right)
Thomas P. Mac Mahon, David P. King,
Kerrii B. Anderson, Jean-Luc Bélingard,
Arthur H. Rubenstein, Wendy E. Lane,
Bradford T. Smith, R. Sanders Williams,
Robert E. Mittelstaedt, Jr. and
M. Keith Weikel





Laboratory Corporation of America

Table of Contents

Selected Financial Data

The selected financial data presented below under the captions "Statement of Operations Data" and "Balance Sheet Data" as of and for the five-year period ended December 31, 2008 are derived from consolidated financial statements of the Company, which have been audited by an independent registered public accounting firm. This data should be read in conjunction with the accompanying notes, the Company's consolidated financial statements and the related notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," all included elsewhere herein.

	Year Ended December 31,				
(In millions, except per share amounts)	2008[a]	2007[b]	2006[c][d]	2005[e]	2004
Statement of Operations Data:					
Net sales	$ 4,505.2	$ 4,068.2	$ 3,590.8	$ 3,327.6	$ 3,084.8
Gross profit	1,873.8	1,691.2	1,529.4	1,390.3	1,289.3
Operating income	842.9	777.0	697.1	618.1	598.4
Net earnings	464.5	476.8	431.6	386.2	363.0
Basic earnings per common share	$ 4.23	$ 4.08	$ 3.48	$ 2.89	$ 2.60
Diluted earnings per common share	$ 4.16	$ 3.93	$ 3.24	$ 2.71	$ 2.45
Basic weighted average common shares outstanding	109.7	116.8	124.1	133.5	139.4
Diluted weighted average common shares outstanding	111.8	121.3	134.7	144.9	150.7
Balance Sheet Data:					
Cash and cash equivalents, and short-term investments	$ 219.7	$ 166.3	$ 186.9	$ 63.1	$ 206.8
Goodwill and intangible assets, net	2,994.8	2,252.9	2,094.2	2,122.7	1,857.4
Total assets	4,669.5	4,368.2	4,000.8	3,875.8	3,626.1
Long-term obligations[f]	1,721.3	1,667.0	1,157.4	1,148.9	889.3
Total shareholders' equity	1,688.3	1,725.3	1,977.1	1,885.7	1,999.3

Selected Financial Data (continued)

(a) During 2008, the Company recorded net restructuring charges of $32.4 primarily related to workforce reductions and the closing of redundant and underutilized facilities. During the third quarter of 2008, the Company also recorded a special charge of $5.5 related to estimated uncollectible amounts primarily owed by patients in the areas of the Gulf Coast severely impacted by hurricanes similar to losses incurred during the 2005 hurricane season.

In the fourth quarter of 2008, the Company recorded a $7.5 cumulative revenue adjustment relating to certain historic overpayments made by Medicare for claims submitted by a subsidiary of the Company. In addition, the Company recorded a $7.1 favorable adjustment to its fourth quarter tax provision relating to tax treaty changes adopted by the United States and Canada.

During the fourth quarter of 2008, the Company recorded charges of approximately $3.7, which related to the acceleration of the recognition of stock compensation and certain defined benefit plan obligations due to the announced retirement of the Company's Executive Vice President of Corporate Affairs, effective December 31, 2008.

In the second quarter of 2008, the Company recorded a $45.0 increase in its provision for doubtful accounts. The Company's estimate of the allowance for doubtful accounts was increased due to the impact of the economy, higher patient deductibles and copayments, and recent acquisitions on the collectibility of accounts receivable balances.

(b) During 2007, the Company recorded net restructuring charges of $50.6 related to reductions in workforce and consolidation of redundant and underutilized facilities.

(c) Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment ("SFAS 123(R)"), which requires the Company to measure the cost of employee services received in exchange for all equity awards granted, based on the fair market value of the award as of the grant date. As a result of adopting SFAS 123(R), the Company recorded approximately $23.3 in stock compensation expense relating to its stock option and employee stock purchase plans for the year ended December 31, 2006. Net earnings for the year ended December 31, 2006, were reduced by $13.9, net of tax.

(d) During the second half of 2006, the Company recorded charges of approximately $12.3, primarily related to the acceleration of the recognition of stock compensation due to the announced retirement of the Company's Chief Executive Officer, effective December 31, 2006. The Company also recorded net restructuring charges of $1.0 in the third quarter of 2006, relating to certain expense-reduction initiatives undertaken across the Company's corporate and divisional operations.

(e) During the third and fourth quarters of 2005, the Company began to implement its plan related to the integration of Esoterix and US LABS operations into the Company's service delivery network. The plan was directed at reducing redundant facilities while maintaining excellent customer service. The Company recorded $11.9 of costs associated with the execution of the integration plan. The Company also recorded a special charge of $5.0 related to forgiveness of amounts owed by patients and clients as well as other costs associated with the areas of the Gulf Coast severely impacted by hurricanes Katrina and Rita.

(f) Long-term obligations primarily includes the Company's zero-coupon convertible subordinated notes, 5 1/2% senior notes due 2013, 5 5/8% senior notes due 2015, term loan, revolving credit facility and other long-term obligations. The accreted balance of the zero-coupon convertible subordinated notes was $573.5, $564.4, $554.4, $544.4, and $533.7, at December 31, 2008, 2007, 2006, 2005 and 2004, respectively. The balance of the 5 1/2% senior notes, including principal and unamortized portion of a deferred gain on an interest rate swap agreement, was $351.7, $352.2, $352.6, $353.0, and $353.4, at December 31, 2008, 2007, 2006, 2005, and 2004, respectively. The principal balance of the 5 5/8% senior notes was $250.0 at December 31, 2008, 2007, 2006 and 2005 and $0 as of December 31, 2004. The term loan was $475.0 and $500.0 at December 31, 2008 and 2007, respectively, and $0 for all other years presented. The revolving credit facility was $70.8 at December 31, 2008 and $0 for all other years presented. The remainder of other long-term obligations consisted primarily of mortgages payable with balances of $0.3, $0.4, $0.4, $1.5, and $2.2, at December 31, 2008, 2007, 2006, 2005, and 2004, respectively. Long-term obligations exclude amounts due to affiliates.

Management's Discussion and Analysis of Financial Condition and Results of Operations (in millions)

General

During 2008, the Company continued to strengthen its financial performance through the implementation of the Company's strategic plan and the expansion of its national platform. The Company has been successful in growing many of its focus areas, in such areas as esoteric testing, disease management and companion diagnostics.

Effective January 1, 2007, the Company commenced its successful implementation of its ten-year agreement with United Healthcare Insurance Company ("UnitedHealthcare") and became its exclusive national laboratory provider. Over a period of several years, the Company will continue to perform more of UnitedHealthcare's testing. During the first three years of the ten-year agreement, the Company has committed to reimburse UnitedHealthcare up to $200.0 for transition costs related to developing expanded networks in defined markets. Since the inception of this agreement, approximately $74.6 of such transition payments were billed to the Company by UnitedHealthcare and approximately $74.4 had been remitted by the Company. Based on trend rates of the transition payment amounts billed by UnitedHealthcare during 2008 and 2007, the Company believes that its total reimbursement commitment under this agreement will be approximately $125.6. The Company is amortizing the total estimated transition costs over the life of the contract.

Effective January 1, 2008 the Company acquired additional partnership units in its Ontario, Canada ("Ontario") joint venture for approximately $140.9 in cash (net of cash acquired), bringing the Company's percentage interest owned up to 85.6%. Concurrent with this acquisition, the terms of the joint venture's partnership agreement were amended. Based upon the amended terms of this agreement, the Company began including the consolidated operating results, financial position and cash flows of the Ontario joint venture in the Company's consolidated financial statements on January 1, 2008. The amended joint venture's partnership agreement also enables the holders of the minority interest to put the remaining partnership units to the Company in defined future periods, at an initial amount equal to the consideration paid by the Company in 2008, and subject to adjustment based on market value formulas contained in the agreement. The initial difference of $123.0 between the value of the put and the underlying minority interest was recorded as additional minority interest liability and as a reduction to additional paid-in capital in the consolidated financial statements. The contractual value of the put, in excess of the current minority interest of $22.5, totals $98.8 at December 31, 2008.

Seasonality

The majority of the Company's testing volume is dependent on patient visits to doctor's offices and other providers of health care. Volume of testing generally declines during the year-end holiday periods and other major holidays. In addition, volume declines due to inclement weather may reduce net revenues and cash flows. Therefore, comparison of the results of successive quarters may not accurately reflect trends or results for the full year.

Results of Operations

Effective January 1, 2008, the Company began consolidating the results of its Ontario joint venture. Certain analysis of the Company's operating results is provided below, excluding the impact of this consolidation, in order to facilitate comparison with the prior period's results.

Years Ended December 31, 2008, 2007, and 2006

Net Sales

	Years Ended December 31,			% Change	
	2008	2007	2006	2008	2007
Net sales					
Routine Testing	$ 2,777.9	$ 2,671.9	$ 2,347.6	4.0%	13.8%
Genomic and Esoteric	1,478.3	1,396.3	1,243.2	5.9%	12.3%
Ontario, Canada	249.0	–	–	100.0%	–%
Total	$ 4,505.2	$ 4,068.2	$ 3,590.8	10.7%	13.3%

	Number of Accessions Years Ended December 31,			% Change	
	2008	2007	2006	2008	2007
Volume					
Routine Testing	86.0	85.4	76.7	0.7%	11.3%
Genomic and Esoteric	23.7	21.9	18.8	8.2%	16.5%
Ontario, Canada	8.0	–	–	100.0%	–%
Total	117.7	107.3	95.5	9.7%	12.3%

	Price Per Accession ("PPA") Years Ended December 31,			% Change	
	2008	2007	2006	2008	2007
Price					
Routine Testing	$ 32.30	$ 31.29	$ 30.60	3.2%	2.3%
Genomic and Esoteric	$ 62.49	$ 63.76	$ 66.14	(2.0)%	(3.6)%
Ontario, Canada	$ 30.92	$ –	$ –	100.0%	–%
Total	$ 38.28	$ 37.92	$ 37.59	0.9%	0.9%

The increase in net sales for the three years ended December 31, 2008 has been driven primarily by volume growth in the Company's Managed Care business, the impact of acquisitions and the Company's continued shift in test mix to higher priced genomic and esoteric tests. Excluding the Ontario operation, Managed Care revenue as a percentage of net sales has increased from 42.6% in 2006 to 44.5% in 2008. Excluding the Ontario operation, the Company's genomic and esoteric volume increased as a percentage of accessions from 19.7% in 2006 to 21.6% in 2008. During the fourth quarter of 2008, the Company recorded a $7.5 cumulative revenue adjustment relating to certain historic overpayments made by Medicare for claims submitted by a subsidiary of the Company. Net sales of the Ontario joint venture were $249.0 for the twelve months ended December 31, 2008.

Management's Discussion and Analysis of Financial Condition and Results of Operations (in millions)

Cost of Sales

	Years Ended December 31,			% Change	
	2008	2007	2006	2008	2007
Cost of sales	$2,631.4	$2,377.0	$2,061.4	10.7%	15.3%
Cost of sales as a % of sales	58.4%	58.4%	57.4%		

Cost of sales, which includes primarily laboratory and distribution costs, has increased over the three year period ended December 31, 2008 primarily due to increased volume in the Company's Managed Care business, the impact of acquisitions and the continued shift in test mix to higher cost genomic and esoteric testing. As a percentage of sales, cost of sales has increased during the three year period ended December 31, 2008 from 57.4% in 2006 to 58.4% in 2008 and 2007. Excluding the Ontario operation, cost of sales as a percentage of net sales was 59.1% for 2008. The increase in cost of sales from 2007 to 2008 as a percentage of net sales is primarily due to increases in the cost of materials, which is caused by shifts in the Company's test mix. From 2006 to 2007, the increase in cost of sales was driven by the Company's roll-out of patient service centers and other customer service infrastructure, along with increases in cost of materials due to shifts in the Company's test mix. Labor and testing supplies comprise over 75% of the Company's cost of sales.

Selling, General and Administrative Expenses

	Years Ended December 31,			% Change	
	2008	2007	2006	2008	2007
Selling, general and administrative expenses	$ 935.1	$ 808.7	$ 779.1	15.6%	3.8%
SG&A as a % of sales	20.8%	19.9%	21.7%		

Total selling, general and administrative expenses ("SG&A") as a percentage of sales over the three year period ended December 31, 2008 have ranged from 21.7% to 19.9%. Excluding the Ontario operation, SG&A as a percentage of net sales was 21.0% for 2008. Bad debt expense increased to 6.2% of net sales in 2008 as compared with 4.8% in 2007 primarily due to an increase of $45.0 in the Company's provision for doubtful accounts recorded in the second quarter of 2008, due to the impact of the economy, higher patient deductibles and copayments, and recent acquisitions on the collectibility of accounts receivable balances. During the fourth quarter of 2008, the Company also recorded charges of $3.7 related to the acceleration of the recognition of stock compensation and certain defined benefit plan obligations due to the retirement of the Company's Executive Vice President of Corporate Affairs which was effective December 31, 2008. From 2006 to 2007, the decrease in SG&A as a percentage of net sales was due to 2006 including charges of $12.3 primarily related to the acceleration of the recognition of stock compensation due to the retirement of the Company's Chief Executive Officer, which was effective December 31, 2006. In addition, the Managed Care volume and revenue growth in 2007 drove an increase in net sales of $477.4, or 13.3%, while the Company controlled costs and also made reductions in workforce.

Amortization of Intangibles and Other Assets

	Years Ended December 31,			% Change	
	2008	2007	2006	2008	2007
Amortization of intangibles and other assets	$ 57.9	$ 54.9	$ 52.2	5.5%	5.2%

The increase in amortization of intangibles and other assets over the three year period ended December 31, 2008 primarily reflects certain acquisitions closed during 2008 and 2007.

Restructuring and Other Special Charges

	Years Ended December 31,		
	2008	2007	2006
Restructuring and other special charges	$ 37.9	$ 50.6	$ 1.0

During 2008, the Company recorded charges primarily related to workforce reductions and the closing of redundant and underutilized facilities. For 2008, the Company recorded net restructuring charges of $32.4. Of this amount, $20.9 related to severance and other employee costs in connection with the general workforce reductions and $13.4 related to contractual obligations associated with leased facilities and equipment. The Company also recorded a credit of $1.9, comprised of $1.2 of previously recorded facility costs and $0.7 of employee severance benefits relating to changes in cost estimates accrued in prior periods. These restructuring initiatives are expected to provide annualized cost savings of approximately $62.0.

During the third quarter of 2008, the Company also recorded a special charge of $5.5 related to estimated uncollectible amounts primarily owed by patients in the areas of the Gulf Coast severely impacted by hurricanes similar to losses incurred during the 2005 hurricane season.

During 2007, the Company recorded charges related to reductions in workforce and consolidation of redundant and underutilized facilities. For 2007, the Company recorded net restructuring charges of $50.6. Of this amount, $24.8 related to employee severance benefits for employees primarily in management, administrative, technical, service and support functions and $19.4 related to contractual obligations and other costs associated with the closure of facilities. The charges also included a write-off of approximately $6.5 of accounts receivable balances remaining on a subsidiary's billing system that was abandoned during the year and $0.9 related to settlement of a preacquisition employment liability. The Company also recorded a credit of $1.0, comprised of $0.7 of previously recorded facility costs and $0.3 of employee severance benefits.

During the third quarter of 2006, the Company recorded net restructuring charges of $1.0 related to certain expense-reduction initiatives undertaken across the Company's corporate and divisional operations. This net charge was the result of a charge of $2.4 related to employee severance benefits for employees primarily in administrative and support functions, and a credit of $1.4 related to occupying a testing facility that had previously been shut down.

Management's Discussion and Analysis of Financial Condition and Results of Operations (in millions)

Interest Expense

	Years Ended December 31,			% Change	
	2008	2007	2006	2008	2007
Interest expense	$ 72.0	$ 56.6	$ 47.8	27.2%	18.4%

The increase in interest expense for 2008 as compared to 2007 was primarily due to borrowings outstanding under the Term Loan Facility since October 2007 and the Revolving Facility that totaled $475.0 and $70.8, respectively, at December 31, 2008. The increase in interest expense for 2007 as compared to 2006 was driven primarily by borrowings under the five-year, $500.0 Term Loan Facility in October 2007.

Income from Joint Venture Partnerships

	Years Ended December 31,			% Change	
	2008	2007	2006	2008	2007
Income from joint venture partnerships	$ 14.4	$ 77.9	$ 66.7	(81.5)%	16.8%

Income from investments in joint venture partnerships represents the Company's ownership share in joint venture partnerships. During 2007 and 2006, a significant portion of this income was derived from investments in Ontario and Alberta, Canada, and was earned in Canadian dollars. Effective January 1, 2008, the income from the Ontario operation is included in the consolidated operating results of the Company, which is the primary reason for the lower income from investments in joint venture partnerships in 2008 as compared with 2007. From 2006 to 2007, the increase in income from the investments in joint venture partnerships was driven by improvement in operational performance and favorable exchange rates.

Income Tax Expense

	Years Ended December 31,		
	2008	2007	2006
Income tax expense	$ 307.9	$ 325.5	$ 289.3
Income tax expense as a % of income before tax	39.9%	40.6%	40.1%

The effective tax rate for 2008 was favorably impacted by the fifth protocol amending the existing tax treaty with Canada entered into force December 15, 2008. A net reduction of $7.1 of the Company's income tax expense was recorded to reflect the impact of amending prior period income tax returns as a result of this treaty change. The increase in the effective tax rate for 2007 as compared to 2006 was primarily the result of higher foreign related earnings.

Liquidity, Capital Resources and Financial Position

The Company's strong cash-generating capability and financial condition typically have provided ready access to capital markets. The Company's principal source of liquidity is operating cash flow. This cash-generating capability is one of the Company's fundamental strengths and provides substantial financial flexibility in meeting operating, investing and financing needs. In addition, the Company has senior unsecured credit facilities that are further discussed in "Note 12 to Consolidated Financial Statements."

Operating Activities

In 2008, the Company's operations provided $780.9 of cash, net of $42.4 in transition payments to UnitedHealthcare, reflecting the Company's solid business results. The growth in the Company's cash flow from operations primarily resulted from improved cash collections and lower payments for income taxes of $60.6 ($211.8 in 2008 as compared with $272.4 in 2007). The Company continued to focus on efforts to increase cash collections from all payers, as well as on-going improvements to the claim submission processes.

The Company did not make any contributions to its defined benefit pension plan in 2008, 2007 and 2006. However, based upon the underlying value of the defined pension plan's assets and the amount of the pension plan's benefit obligation as of December 31, 2008, the Company plans to contribute $54.8 to the defined benefit pension plan during 2009.

Due to the stock market's performance in 2008, the fair value of assets in the defined pension plan decreased significantly from January 1, 2008 to December 31, 2008. As a result, the Company's projected pension expense for the defined pension plan and the nonqualified supplemental retirement plan is expected to increase from $19.5 in 2008 to $34.2 in 2009. See "Note 17 to the Consolidated Financial Statements" for a further discussion of the Company's pension and postretirement plans.

Investing Activities

Capital expenditures were $156.7, $142.6 and $115.9 for 2008, 2007 and 2006, respectively. The Company expects capital expenditures of approximately $130.0 in 2009. The Company will continue to make important investments in its business, including information technology. Such expenditures are expected to be funded by cash flow from operations, as well as borrowings under the Company's revolving credit facilities as needed.

The Company remains committed to growing its business through strategic acquisitions and licensing agreements. The Company has invested a total of $603.1 over the past three years in strategic business acquisitions. These acquisitions have helped strengthen the Company's

Management's Discussion and Analysis of Financial Condition and Results of Operations (in millions)

geographic presence along with expanding capabilities in the specialty testing businesses. The Company believes the acquisition market remains attractive, especially in light of recent credit market corrections, with a number of opportunities to strengthen its scientific capabilities, grow esoteric testing capabilities and increase presence in key geographic areas.

The Company has invested a total of $2.1 over the past three years in licensing new testing technologies and had $40.5 net book value of capitalized patents, licenses and technology at December 31, 2008. While the Company continues to believe its strategy of entering into licensing and technology distribution agreements with the developers of leading-edge technologies will provide future growth in revenues, there are certain risks associated with these investments. These risks include, but are not limited to, the risk that the licensed technology will not gain broad acceptance in the marketplace; or that insurance companies, managed care organizations, or Medicare and Medicaid will not approve reimbursement for these tests at a level commensurate with the costs of running the tests. Any or all of these circumstances could result in impairment in the value of the related capitalized licensing costs.

Financing Activities

On October 26, 2007, the Company entered into senior unsecured credit facilities totaling $1,000.0. The credit facilities consist of a five-year Revolving Facility in the principal amount of $500.0 and a five-year, $500.0 Term Loan Facility. The balances outstanding on the Company's Term Loan Facility at December 31, 2008 and 2007 were $475.0 and $500.0, respectively. The balances outstanding on the Company's Revolving Facility at December 31, 2008 and 2007 were $70.8 and $0.0, respectively. The senior unsecured credit facilities bear interest at varying rates based upon LIBOR plus a percentage based on the Company's credit rating with Standard & Poor's Ratings Services.

The senior credit facilities contain certain debt covenants, which require that the Company maintain leverage and interest coverage ratios of 2.5 to 1.0 and 5.0 to 1.0, respectively. Both ratios are calculated in relation to EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization). The covenants also restrict the payment of dividends. The Company is in compliance with all covenants at December 31, 2008.

On September 15, 2008, Lehman Brothers Holdings, Inc. ("Lehman"), whose subsidiaries have a $28.0 commitment in the Company's Revolving Facility, filed for bankruptcy. Accordingly, the Company does not expect Lehman will fulfill its pro rata share of any future borrowing requests under the Revolving Facility. The Company is considering various options regarding this current limitation on the Revolving Facility.

On March 31, 2008, the Company entered into a three-year interest rate swap agreement to hedge variable interest rate risk on the Company's variable interest rate term loan. Under the swap the Company will, on a quarterly basis, pay a fixed rate of interest (2.92%) and receive a variable rate of interest based on the three-month LIBOR rate on an amortizing notional amount of indebtedness equivalent to the term loan balance outstanding. The swap has been designated as a cash flow hedge. Accordingly, the Company recognizes the fair value of the swap in the consolidated balance sheet and any changes in the fair value are recorded as adjustments to accumulated other comprehensive income, net of tax. The fair value of the interest rate swap agreement is the estimated amount that the Company would pay or receive to terminate the swap agreement at the reporting date. The fair value of the swap was a liability of $13.5 at December 31, 2008 and is included in other liabilities in the consolidated balance sheet. The Company is exposed to credit-related losses in the event of nonperformance by the counterparty to the swap agreement. Management does not expect the counterparty to fail to meet its obligation given the strong creditworthiness of the counterparty to the agreement.

As of December 31, 2008, the interest rates on the Term Loan Facility and the Revolving Facility were 3.67% and 1.89%, respectively.

During 2008, the Company repurchased $330.6 of stock representing 4.6 shares. As of December 31, 2008, the Company had outstanding authorization from the Board of Directors to purchase approximately $95.2 of Company common stock.

On September 22, 2006, the Company announced that it had commenced an exchange offer related to its zero-coupon subordinated notes due 2021. In the exchange offer, the Company offered to exchange a new series of zero-coupon convertible subordinated notes due September 11, 2021 (the "New Notes") and an exchange fee of $2.50 per $1,000 aggregate principal amount at maturity for all of the outstanding zero-coupon subordinated notes due 2021 (the "Old Notes").

The purpose of the exchange offer was to exchange the Old Notes for the New Notes with certain different terms, including the addition of a net share settlement feature. The net share settlement feature requires the Company to satisfy its obligation due upon conversion to holders of the New Notes in cash for a portion of the conversion obligation equal to the accreted principal of the New Notes and in shares for the remainder of the conversion value. In addition, the New Notes provide that the Company eliminate its option to issue shares in lieu of paying cash if and when the Company repurchases the New Notes at the option of holders.

On October 23, 2006, the exchange offer expired. Following settlement of the exchange, $741.2 in aggregate principal amount at maturity of the New Notes and $2.6 in aggregate principal amount at maturity of the Old Notes were outstanding.

Credit Ratings

The Company's debt ratings of Baa3 from Moody's and BBB from Standard and Poor's contribute to its ability to access capital markets.

Management's Discussion and Analysis of Financial Condition and Results of Operations (in millions)

Contractual Cash Obligations

		Payments Due by Period			
	Total	2009	2010-2011	2012 -2013	2014 and thereafter
Operating lease obligations	$ 376.6	$ 100.8	$ 136.2	$ 71.4	$ 68.2
Contingent future licensing payments[a]	52.0	2.7	7.6	13.9	27.8
Minimum royalty payments	24.1	6.8	8.0	5.8	3.5
Minimum purchase obligations	20.0	10.0	10.0	–	–
Zero-coupon subordinated notes[b]	573.5	–	573.5	–	–
Scheduled interest payments on Senior Notes	185.1	33.3	66.7	57.0	28.1
Term loan and revolving credit facility	545.8	120.8	125.0	300.0	–
Long-term debt, other than term loan, revolving credit facility and zero-coupon subordinated notes	602.0	0.5	1.0	350.5	250.0
Total contractual cash obligations[c][d][e]	$ 2,379.1	$ 274.9	$ 928.0	$ 798.6	$ 377.6

(a) Contingent future licensing payments will be made if certain events take place, such as the launch of a specific test, the transfer of certain technology, and when specified revenue milestones are met.

(b) Holders of the zero-coupon subordinated notes may require the Company to purchase in cash all or a portion of their notes on September 11, 2011 at $819.54 per note ($604.7 in the aggregate). Should the holders put the notes to the Company on that date, the Company believes that it will be able to satisfy this contingent obligation with cash on hand, borrowings on the revolving credit facility, and additional financing if necessary. As announced by the Company on January 6, 2009, the zero-coupon subordinated notes may not be converted during the period of January 1, 2009 through March 31, 2009 because the common stock trading price conversion feature of the zero-coupon subordinated notes was not triggered by fourth quarter 2008 trading prices. See "Note 12 to Consolidated Financial Statements" for further information regarding the Company's zero-coupon subordinated notes.

(c) The table does not include obligations under the Company's pension and postretirement benefit plans, which are included in "Note 17 to Consolidated Financial Statements." Benefits under the Company's postretirement medical plan are made when claims are submitted for payment, the timing of which are not practicable to estimate. The Company plans to contribute $54.8 to the defined benefit pension plan during 2009.

(d) The table does not include the Company's contingent obligation to reimburse up to $200.0 in transition costs during the first three years of the UnitedHealthcare contract. The Company anticipates that it has approximately $51.2 remaining to be paid out on this contingent obligation.

(e) The table does not include the Company's reserves for unrecognized tax benefits. The Company had an $86.7 and $66.5 reserve for unrecognized tax benefits, including interest and penalties, at December 31, 2008 and 2007, respectively, which is included in "Note 14 to Consolidated Financial Statements." Substantially all of these tax reserves are classified in other long-term liabilities in the Company's Consolidated Balance Sheets at December 31, 2008 and 2007.

Off-Balance Sheet Arrangements

The Company does not have transactions or relationships with "special purpose" entities, and the Company does not have any off balance sheet financing other than normal operating leases.

Other Commercial Commitments

At December 31, 2008, the Company provided letters of credit aggregating approximately $97.4, primarily in connection with certain insurance programs and contractual guarantees on obligations under the Company's contract with UnitedHealthcare. The UnitedHealthcare contract requires that the Company provide a $50.0 letter of credit, as security for the Company's contingent obligation to reimburse up to $200.0 in transition costs during the first three years of the contract. Letters of credit provided by the Company are secured by the Company's senior credit facilities and are renewed annually, around mid-year.

Effective January 1, 2008 the Company acquired additional partnership units in its Ontario, Canada ("Ontario") joint venture for approximately $140.9 in cash (net of cash acquired), bringing the Company's percentage interest owned up to 85.6%. Concurrent with this acquisition, the terms of the joint venture's partnership agreement were amended. Based upon the amended terms of this agreement, the Company began including the consolidated operating results, financial position and cash flows of the Ontario joint venture in the Company's consolidated financial statements on January 1, 2008. The amended joint venture's partnership agreement also enables the holders of the minority interest to put the remaining partnership units to the Company in defined future periods, at an initial amount equal to the consideration paid by the Company in 2008, and subject to adjustment based on market value formulas contained in the agreement. The initial difference of $123.0 between the value of the put and the underlying minority interest was recorded as additional minority interest liability and as a reduction to additional paid-in capital in the consolidated financial statements. The contractual value of the put, in excess of the current minority interest of $22.5, totals $98.8 at December 31, 2008.

At December 31, 2008, the Company was a guarantor on approximately $6.4 of equipment leases. These leases were entered into by a joint venture in which the Company owns a fifty percent interest and have a remaining term of approximately three years.

Based on current and projected levels of operations, coupled with availability under its senior credit facilities, the Company believes it has sufficient liquidity to meet both its anticipated short-term and long-term cash needs; however, the Company continually reassesses its liquidity position in light of market conditions and other relevant factors.

New Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115." ("SFAS 159"). SFAS 159 permits an entity to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The Company adopted this Statement as of January 1, 2008 and has elected not to apply the fair value option to any of its financial instruments.

Management's Discussion and Analysis of Financial Condition and Results of Operations (in millions)

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51." SFAS No. 160 requires all entities to report noncontrolling (minority) interests in subsidiaries as equity in the consolidated financial statements. This Statement is effective for the Company as of January 1, 2009. Earlier adoption is prohibited. Beginning in 2009, the Company will report minority interests in subsidiaries as equity in accordance with SFAS No. 160.

In December 2007, the FASB issued SFAS No. 141(R), a revised version of SFAS No. 141, "Business Combinations." The revision is intended to simplify existing guidance and converge rulemaking under U.S. generally accepted accounting principles (GAAP) with international accounting rules. This statement applies prospectively to business combinations where the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. Beginning in 2009, the Company will record acquisitions in accordance with SFAS 141(R).

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133." SFAS 161 requires additional disclosures about the objectives of using derivative instruments, the method by which the derivative instruments and related hedged items are accounted for under FASB Statement No. 133 and its related interpretations, and the effect of derivative instruments and related hedged items on financial position, financial performance, and cash flows. SFAS 161 also requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. Beginning in the first quarter of 2009, the Company will provide the additional disclosures in accordance with SFAS 161.

In April 2008, the FASB issued FASB Staff Position No. FAS 142-3, "Determination of the Useful Life of Intangible Assets," which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, "Goodwill and Other Intangible Assets." This pronouncement requires enhanced disclosures concerning a company's treatment of costs incurred to renew or extend the term of a recognized intangible asset. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of FSP 142-3 will have a material impact on its consolidated financial statements.

In May 2008, the FASB issued SFAS 162, "The Hierarchy of Generally Accepted Accounting Principles." SFAS 162 identifies the sources of accounting principles and the framework for selecting the accounting principles to be used. Any effect of applying the provisions of this statement will be reported as a change in accounting principle in accordance with SFAS No. 154, "Accounting Changes and Error Corrections." SFAS 162 is effective sixty days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles." The Company does not expect the adoption of this statement will have a material impact on its consolidated financial statements.

In May 2008, the FASB issued Staff Position No. APB 14-1, "Accounting for Convertible Debt Instruments that May be Settled in Cash Upon Conversion." APB 14-1 requires that the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) be separately accounted for in a manner that reflects an issuer's nonconvertible debt borrowing rate. The resulting debt discount is amortized over the period the convertible debt is expected to be outstanding as additional non-cash interest expense. APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Retrospective application to all periods presented is required except for instruments that were not outstanding during any of the periods that will be presented in the annual financial statements for the period of adoption but were outstanding during an earlier period. APB 14-1 impacts the Company's zero-coupon subordinated notes, and will require that additional interest expense essentially equivalent to the portion of issuance proceeds retroactively allocated to the instrument's equity component be recognized over the period from the zero-coupon subordinated notes' issuance in 2001 through September 2004 (the first date holders of these notes had the ability to put them back to the Company). The Company has evaluated the impact of APB 14-1 and anticipates that its retrospective application will have no impact on results of operations for periods following 2004, but will result in an increase in opening additional paid-in capital and a corresponding decrease in opening retained earnings, net of deferred tax impacts, on post-2004 consolidated balance sheets.

In October 2008, the FASB issued FASB Staff Position No. FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP 157-3"). FSP 157-3 clarified the application of SFAS No. 157 in an inactive market. It demonstrated how the fair value of a financial asset is determined when the market for that financial asset is inactive. FSP 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The implementation of this standard did not have a material impact on our consolidated financial position and results of operations.

In December 2008, the FASB issued FASB Staff Position No. FAS 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets" ("FSP 132(R)-1"). FSP 132(R)-1 applies to an employer that is subject to the disclosure requirements of SFAS No. 132(R). The objectives of the disclosures about plan assets in an employers' defined benefit pension or other postretirement plan are to provide users of financial statements with an understanding of: (1) how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies, (2) the major categories of plan assets, (3) the inputs and valuation techniques used to measure the fair value of plan assets, (4) the effect of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets for the period, and (5) significant concentrations of risk within plan assets. An employer should consider those overall objectives in providing detailed disclosures about plan assets. FSP 132(R)-1 is effective for years ending after December 15, 2009. Early application is permitted. Upon initial application, the provisions of FSP 132(R)-1 are not required for earlier periods that are presented for comparative periods. The Company is currently evaluating the impact the adoption of FSP 132(R)-1 could have on its consolidated financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations (in millions)

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. While management believes these estimates are reasonable and consistent, they are by their very nature, estimates of amounts that will depend on future events. Accordingly, actual results could differ from these estimates. The Company's Audit Committee periodically reviews the Company's significant accounting policies. The Company's critical accounting policies arise in conjunction with the following:

- Revenue recognition and allowances for doubtful accounts;
- Pension expense;
- Accruals for self insurance reserves; and
- Income taxes

Revenue Recognition and Allowance for Doubtful Accounts

Revenue is recognized for services rendered when the testing process is complete and test results are reported to the ordering physician. The Company's sales are generally billed to three types of payers – clients, patients and third parties, such as managed care companies, Medicare and Medicaid. For clients, sales are recorded on a fee-for-service basis at the Company's client list price, less any negotiated discount. Patient sales are recorded at the Company's patient fee schedule, net of any discounts negotiated with physicians on behalf of their patients. The Company bills third-party payers in two ways – fee-for-service and capitated agreements. Fee-for-service third-party payers are billed at the Company's patient fee schedule amount, and third-party revenue is recorded net of contractual discounts. These discounts are recorded at the transaction level at the time of sale based on a fee schedule that is maintained for each third-party payer. The majority of the Company's third-party sales are recorded using an actual or contracted fee schedule at the time of sale. For the remaining third-party sales, estimated fee schedules are maintained for each payer. Adjustments to the estimated payment amounts are recorded at the time of final collection and settlement of each transaction as an adjustment to revenue. These adjustments are not material to the Company's results of operations in any period presented. The Company periodically adjusts these estimated fee schedules based upon historical payment trends. Under capitated agreements with managed care companies, the Company recognizes revenue based on a negotiated monthly contractual rate for each member of the managed care plan regardless of the number or costs of services performed.

The Company has a formal process to estimate and review the collectibility of its receivables based on the period of time they have been outstanding. Bad debt expense is recorded within selling, general and administrative expenses as a percentage of sales considered necessary to maintain the allowance for doubtful accounts at an appropriate level. The Company's process for determining the appropriate level of the allowance for doubtful accounts involves judgment, and considers such factors as the age of the underlying receivables, historical and projected collection experience, and other external factors that could affect the collectibility of its receivables. Accounts are written off against the allowance for doubtful accounts based on the Company's write-off policy (e.g., when they are deemed to be uncollectible). In the determination of the appropriate level of the allowance, accounts are progressively reserved based on the historical timing of cash collections relative to their respective aging categories within the Company's receivables. These collection and reserve processes, along with the close monitoring of the billing process, help reduce the risks of material revisions to reserve estimates resulting from adverse changes in collection or reimbursement experience. The following table presents the percentage of the Company's net accounts receivable outstanding by aging category at December 31, 2008 and 2007:

Days Outstanding	2008	2007
0 – 30	43.6%	42.5%
31 – 60	19.2%	22.2%
61 – 90	11.3%	10.6%
91 – 120	7.4%	7.6%
121 – 150	4.4%	4.7%
151 – 180	4.1%	3.7%
181 – 270	8.2%	7.3%
271 – 360	1.5%	1.2%
Over 360	0.3%	0.2%

The above table excludes the Ontario operation's percentage of net accounts receivable outstanding by aging category. The provincial government is the primary customer of the Ontario operation. The Company believes that including the aging for Ontario would not be representative of the majority of the accounts receivable by aging category for the Company.

Pension Expense

Substantially all employees of the Company are covered by a defined benefit retirement plan (the "Company Plan"). The benefits to be paid under the Company Plan are based on years of credited service and compensation earned while an employee of LabCorp. The Company also has a nonqualified supplemental retirement plan which covers its senior management group and provides for additional benefits, due in part to limitations on benefits and pay imposed on the Company Plan under the Employee Retirement Income Security Act of 1974.

Management's Discussion and Analysis of Financial Condition and Results of Operations (in millions)

The Company's net pension cost is developed from actuarial valuations. Inherent in these valuations are key assumptions, including discount rates and expected return on plan assets, which are updated on an annual basis at the beginning of each year. The Company is required to consider current market conditions, including changes in interest rates, in making these assumptions. Changes in pension costs may occur in the future due to changes in these assumptions. The key assumptions used in accounting for the defined benefit retirement plans were a 6.5% discount rate and an 8.5% expected long-term rate of return on plan assets as of December 31, 2008.

Discount Rate

The Company uses a laddered bond portfolio model to develop a discount rate assumption used to value the benefit obligations of its retirement plans. The Company follows paragraph 186 of Financial Accounting Standard 106 in developing this rate. The Company obtains information on high-quality corporate (AA rating or higher) bonds from a nationally recognized credit rating agency with maturities that match the anticipated cash outflows of each plan. These bonds are then reviewed and outliers are discarded. The results of this analysis form the basis for the discount rate assumption used by the Company. A one percentage point reduction in the discount rate would have resulted in an increase in 2008 retirement plan expense of $3.6.

Return on Plan Assets

In establishing its expected return on plan assets assumption, the Company reviews its asset allocation and develops return assumptions based on different asset classes adjusting for plan operating expenses. Actual asset over/under performance compared to expected returns will respectively decrease/increase unrecognized loss. The change in the unrecognized loss will change amortization cost in upcoming periods. A one percentage point increase or decrease in the expected return on plan assets would have resulted in a corresponding change in 2008 pension expense of $2.6.

Net pension cost for 2008 was $19.5, including the impact of the $1.7 non-recurring executive retirement charge, as compared with $14.5 in 2007. Due to the stock market's performance in 2008, the fair value of assets in the Company Plan decreased significantly from January 1, 2008 to December 31, 2008. As a result, the Company's projected pension expense for the Company Plan and the nonqualified supplemental retirement plan is expected to increase from $19.5 in 2008 to $34.2 in 2009.

Further information on the Company's defined benefit retirement plan is provided in Note 17 to the consolidated financial statements.

Accruals for Self-Insurance Reserves

Accruals for self-insurance reserves (including workers' compensation, auto and employee medical) are determined based on historical payment trends and claims history, along with current and estimated future economic conditions.

The Company is self-insured for professional liability claims arising in the normal course of business, generally related to the testing and reporting of laboratory test results. The Company records an accrual for known and incurred but not reported claims based on an actuarial assessment of the accrual driven by frequency and amounts of claims, which is performed at least annually.

Income Taxes

The Company accounts for income taxes utilizing the asset and liability method. Under this method deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company does not recognize a tax benefit, unless the Company concludes that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, the Company recognizes a tax benefit measured at the largest amount of the tax benefit that the Company believes is greater than 50 percent likely to be realized. The Company records interest and penalties in income tax expense.

Management's Discussion and Analysis of Financial Condition and Results of Operations (in millions)

Forward-Looking Statements

The Company has made in this report, and from time to time may otherwise make in its public filings, press releases and discussions by Company management, forward-looking statements concerning the Company's operations, performance and financial condition, as well as its strategic objectives. Some of these forward-looking statements can be identified by the use of forward-looking words such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates," or "anticipates" or the negative of those words or other comparable terminology. Such forward-looking statements are subject to various risks and uncertainties and the Company claims the protection afforded by the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those currently anticipated due to a number of factors in addition to those discussed elsewhere herein and in the Company's other public filings, press releases and discussions with Company management, including:

1. changes in federal, state, local and third-party payer regulations or policies (or in the interpretation of current regulations) affecting governmental and third-party coverage or reimbursement for clinical laboratory testing;
2. adverse results from investigations of clinical laboratories by the government, which may include significant monetary damages and/or exclusion from the Medicare and Medicaid programs;
3. loss or suspension of a license or imposition of a fine or penalties under, or future changes in, or interpretations of, the law or regulations of the Clinical Laboratory Improvement Act of 1967, and the Clinical Laboratory Improvement Amendments of 1988, or those of Medicare, Medicaid, the False Claims Act or other federal, state or local agencies;
4. failure to comply with the Federal Occupational Safety and Health Administration requirements and the Needlestick Safety and Prevention Act, which may result in penalties and loss of licensure;
5. failure to comply with HIPAA, including changes to federal and state privacy and security obligations and changes to HIPAA, which could result in increased costs, denial of claims and/or significant fines;
6. failure of third-party payers to complete testing with the Company, or accept or remit transactions in HIPAA-required standard transaction and code set format, (including NPI), which could result in an interruption in the Company's cash flow;
7. increased competition, including competition from companies that do not comply with existing laws or regulations or otherwise disregard compliance standards in the industry;
8. increased price competition, competitive bidding for laboratory tests and/or changes or reductions to fee schedules;
9. changes in payer mix, including an increase in capitated managed-cost health care or the impact of a shift to consumer-driven health plans;
10. failure to obtain and retain new customers and alliance partners, or a reduction in tests ordered or specimens submitted by existing customers;
11. failure to retain or attract managed care business as a result of changes in business models, including new risk based or network approaches, or other changes in strategy or business models by managed care companies;
12. failure to effectively integrate and/or manage newly acquired businesses and the cost related to such integration;
13. adverse results in litigation matters;
14. inability to attract and retain experienced and qualified personnel;
15. failure to maintain the Company's days sales outstanding and/or bad debt expense levels;
16. decrease in the Company's credit ratings by Standard & Poor's and/or Moody's;
17. discontinuation or recalls of existing testing products;
18. failure to develop or acquire licenses for new or improved technologies, or if customers use new technologies to perform their own tests;
19. inability to commercialize newly licensed tests or technologies or to obtain appropriate coverage or reimbursement for such tests, which could result in impairment in the value of certain capitalized licensing costs;
20. changes in government regulations or policies affecting the approval, availability of, and the selling and marketing of diagnostic tests;
21. inability to obtain and maintain adequate patent and other proprietary rights for protection of the Company's products and services and successfully enforce the Company's proprietary rights;
22. the scope, validity and enforceability of patents and other proprietary rights held by third parties which might have an impact on the Company's ability to develop, perform, or market the Company's tests or operate its business;
23. failure in the Company's information technology systems resulting in an increase in testing turnaround time or billing processes or the failure to meet future regulatory or customer information technology and connectivity requirements;
24. failure of the Company's financial information systems resulting in failure to meet required financial reporting deadlines;
25. failure of the Company's disaster recovery plans to provide adequate protection against the interruption of business and/or to permit the recovery of business operations;
26. business interruption or other impact on the business due to adverse weather (including hurricanes), fires and/or other natural disasters and terrorism or other criminal acts;
27. liabilities that result from the inability to comply with corporate governance requirements;
28. significant deterioration in the economy or financial markets could negatively impact the Company's testing volumes, cash collections and the availability of credit for general liquidity or other financing needs; and
29. changes in reimbursement by foreign governments and foreign currency fluctuations.

Management's Discussion and Analysis of Financial Condition and Results of Operations (in millions)

Quantitative and Qualitative Disclosure About Market Risk

The Company addresses its exposure to market risks, principally the market risk associated with changes in interest rates, through a controlled program of risk management that includes from time to time, the use of derivative financial instruments such as interest rate swap agreements. Although, as set forth below, the Company's zero-coupon subordinated notes contain features that are considered to be embedded derivative instruments, the Company does not hold or issue derivative financial instruments for trading purposes. The Company does not believe that its exposure to market risk is material to the Company's financial position or results of operations.

The Company's zero-coupon subordinated notes contain the following two features that are considered to be embedded derivative instruments under SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities":

1) The Company will pay contingent cash interest on the zero-coupon subordinated notes after September 11, 2006, if the average market price of the notes equals 120% or more of the sum of the issue price, accrued original issue discount and contingent additional principal, if any, for a specified measurement period.
2) Holders may surrender zero-coupon subordinated notes for conversion during any period in which the rating assigned to the zero-coupon subordinated notes by Standard & Poor's Ratings Services is BB- or lower.

Borrowings under the Company's revolving credit facility are subject to variable interest rates, unless fixed through interest rate swaps or other agreements.

The Company's Ontario, Canada consolidated joint venture operates in Canada and, accordingly, the earnings and cash flow generated from the Ontario operation are subject to a certain amount of foreign currency exchange risk.

The Alberta, Canada joint venture partnership operates in Canada and remits the Company's share of partnership income in Canadian Dollars. Accordingly, the cash flow received from this affiliate is subject to a certain amount of foreign currency exchange risk.

Report of Management on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934).

The internal control over financial reporting at the Company was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America;
- provide reasonable assurance that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. Management based this assessment on criteria for effective internal control over financial reporting described in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, the Company's management determined that, as of December 31, 2008, the Company maintained effective internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of the Company's Board of Directors.

The Company excluded its Ontario, Canada operations from its assessment of internal control over financial reporting as of December 31, 2008 because our control over this operation was acquired by the Company in a purchase business combination during 2008. The total assets and total revenues of the Ontario operations represent 3.4% and 5.5%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2008.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, who audited and reported on the consolidated financial statements of the Company included in this annual report, has also audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2008 as stated in its report, which is included herein immediately preceding the Company's audited financial statements.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Laboratory Corporation of America Holdings

In our opinion, the consolidated balance sheets and related consolidated statements of operations, changes in shareholders' equity, and cash flows present fairly, in all material respects, the financial position of Laboratory Corporation of America Holdings and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 14 to the consolidated financial statements, the Company changed the manner in which it accounts for uncertain tax positions in 2007.

As discussed in Note 17 to the consolidated financial statements, the Company changed the manner in which it accounts for defined and other postretirement plans as of December 31, 2006.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in the Report of Management on Internal Controls Over Financial Reporting, management has excluded its Ontario, Canada operations from its assessment of internal control over financial reporting as of December 31, 2008 because this operation was acquired by the Company in a purchase business combination during 2008. We have also excluded the Ontario, Canada operations from our audit of internal control over financial reporting. The total assets and total revenues of the Ontario operations represent 3.4% and 5.5%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2008.

PricewaterhouseCoopers LLP
Greensboro, North Carolina

February 25, 2009

Consolidated Balance Sheets

	December 31,	
(In Millions)	**2008**	2007
Assets		
Current assets:		
Cash and cash equivalents	**$ 219.7**	$ 56.4
Short-term investments	**–**	109.9
Accounts receivable, net of allowance for doubtful accounts of $161.0 and $92.5 at December 31, 2008 and 2007, respectively	**631.6**	623.2
Supplies inventories	**91.0**	80.4
Prepaid expenses and other	**83.8**	67.6
Deferred income taxes	**6.7**	–
Total current assets	**1,032.8**	937.5
Property, plant and equipment, net	**496.4**	439.2
Goodwill, net	**1,772.2**	1,639.5
Intangible assets, net	**1,222.6**	613.4
Investments in joint venture partnerships	**72.0**	683.0
Other assets, net	**73.5**	55.6
Total assets	**$ 4,669.5**	$ 4,368.2
Liabilities And Shareholders' Equity		
Current liabilities:		
Accounts payable	**$ 159.7**	$ 134.2
Accrued expenses and other	**266.4**	239.6
Deferred income taxes	**–**	4.6
Short-term borrowings and current portion of long-term debt	**120.8**	589.5
Total current liabilities	**546.9**	967.9
Long-term debt, less current portion	**1,600.5**	1,077.5
Deferred income taxes and other tax liabilities	**522.9**	506.8
Other liabilities	**189.6**	90.7
Total liabilities	**2,859.9**	2,642.9
Commitments and contingent liabilities	**–**	–
Minority interest	**121.3**	–
Shareholders' equity:		
Common stock, 108.2 and 111.0 shares outstanding at December 31, 2008 and December 31, 2007, respectively	**12.8**	13.2
Additional paid-in capital	**22.0**	245.5
Retained earnings	**2,600.0**	2,243.7
Less common stock held in treasury	**(929.8)**	(897.1)
Accumulated other comprehensive (loss) earnings	**(16.7)**	120.0
Total shareholders' equity	**1,688.3**	1,725.3
Total liabilities and shareholders' equity	**$ 4,669.5**	$ 4,368.2

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

	Years Ended December 31,		
(In Millions, Except Per Share Data)	**2008**	2007	2006
Net sales	**$ 4,505.2**	$ 4,068.2	$ 3,590.8
Cost of sales	**2,631.4**	2,377.0	2,061.4
Gross profit	**1,873.8**	1,691.2	1,529.4
Selling, general and administrative expenses	**935.1**	808.7	779.1
Amortization of intangibles and other assets	**57.9**	54.9	52.2
Restructuring and other special charges	**37.9**	50.6	1.0
Operating income	**842.9**	777.0	697.1
Other income (expenses):			
Interest expense	**(72.0)**	(56.6)	(47.8)
Income from joint venture partnerships, net	**14.4**	77.9	66.7
Investment income	**2.5**	5.4	7.7
Other, net	**(2.1)**	(1.4)	(2.8)
Earnings before minority interest and income taxes	**785.7**	802.3	720.9
Minority interest	**(13.3)**	–	–
Earnings before income taxes	**772.4**	802.3	720.9
Provision for income taxes	**307.9**	325.5	289.3
Net earnings	**$ 464.5**	$ 476.8	$ 431.6
Basic earnings per common share	**$ 4.23**	$ 4.08	$ 3.48
Diluted earnings per common share	**$ 4.16**	$ 3.93	$ 3.24

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes In Shareholders' Equity

(In Millions)	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Unearned Restricted Stock Compensation	Accumulated Other Comprehensive Earnings	Total Shareholders' Equity
Balance at December 31, 2005	$ 14.8	$ 1,339.7	$ 1,336.3	$ (888.5)	$ (6.9)	$ 90.3	$ 1,885.7
Comprehensive earnings:							
Net earnings	–	–	431.6	–	–	–	431.6
Other comprehensive earnings:							
Foreign currency translation adjustments	–	–	–	–	–	(1.1)	(1.1)
Tax effect of other comprehensive loss adjustments	–	–	–	–	–	0.4	0.4
Comprehensive earnings							430.9
Adoption of FASB Statement No. 158, net of tax	–	–	–	–	–	(30.9)	(30.9)
Issuance of common stock under employee stock plans	0.2	91.8	–	–	–	–	92.0
Surrender of restricted stock awards	–	–	–	(3.1)	–	–	(3.1)
Reversal of unamortized deferred compensation balance	–	(6.9)	–	–	6.9	–	–
Stock compensation	–	52.7	–	–	–	–	52.7
Income tax benefit from stock options exercised	–	11.3	–	–	–	–	11.3
Purchase of common stock	(0.6)	(460.9)	–	–	–	–	(461.5)
Balance at December 31, 2006	$ 14.4	$ 1,027.7	$ 1,767.9	$ (891.6)	$ –	$ 58.7	$ 1,977.1
Comprehensive earnings:							
Net earnings	–	–	476.8	–	–	–	476.8
Other comprehensive earnings:							
Foreign currency translation adjustments	–	–	–	–	–	96.9	96.9
Net benefit plan adjustments	–	–	–	–	–	4.0	4.0
Tax effect of other comprehensive earnings adjustments	–	–	–	–	–	(39.6)	(39.6)
Comprehensive earnings							538.1
Issuance of common stock under employee stock plans	0.1	77.5	–	–	–	–	77.6
Surrender of restricted stock awards	–	–	–	(5.5)	–	–	(5.5)
Adoption of FIN 48	–	0.5	(1.0)	–	–	–	(0.5)
Conversion of zero-coupon convertible debt	–	0.7	–	–	–	–	0.7
Stock compensation	–	35.4	–	–	–	–	35.4
Income tax benefit from stock options exercised	–	26.6	–	–	–	–	26.6
Purchase of common stock	(1.3)	(922.9)	–	–	–	–	(924.2)
Balance at December 31, 2007	$ 13.2	$ 245.5	$ 2,243.7	$ (897.1)	$ –	$ 120.0	$ 1,725.3
Comprehensive earnings:							
Net earnings	–	–	464.5	–	–	–	464.5
Other comprehensive earnings:							
Foreign currency translation adjustments	–	–	–	–	–	(129.6)	(129.6)
Interest rate swap adjustments	–	–	–	–	–	(13.5)	(13.5)
Net benefit plan adjustments	–	–	–	–	–	(81.0)	(81.0)
Tax effect of other comprehensive earnings adjustments	–	–	–	–	–	87.4	87.4
Comprehensive earnings							327.8
Issuance of common stock under employee stock plans	0.1	64.3	–	–	–	–	64.4
Surrender of restricted stock awards and performance shares	–	–	–	(32.7)	–	–	(32.7)
Conversion of zero-coupon convertible debt	–	0.1	–	–	–	–	0.1
Stock compensation	–	36.2	–	–	–	–	36.2
Value of minority interest put	–	(123.0)	–	–	–	–	(123.0)
Income tax benefit from stock options exercised	–	20.8	–	–	–	–	20.8
Purchase of common stock	(0.5)	(221.9)	(108.2)	–	–	–	(330.6)
Balance at December 31, 2008	**$ 12.8**	**$ 22.0**	**$ 2,600.0**	**$ (929.8)**	**$ –**	**$ (16.7)**	**$ 1,688.3**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

	Years Ended December 31,		
(In Millions)	**2008**	2007	2006
Cash Flows From Operating Activities:			
Net earnings	**$ 464.5**	$ 476.8	$ 431.6
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	**179.7**	162.8	155.0
Stock compensation	**36.2**	35.4	52.7
Loss on sale of assets	**1.1**	0.2	0.8
Accreted interest on zero-coupon subordinated notes	**11.3**	11.1	10.9
Cumulative earnings in excess of distribution from joint venture partnerships	**(0.6)**	(8.6)	(1.0)
Deferred income taxes	**69.6**	26.5	36.7
Minority interest	**13.3**	–	–
Change in assets and liabilities (net of effects of acquisitions):			
(Increase) decrease in accounts receivable (net)	**28.0**	(78.7)	(47.9)
(Increase) decrease in inventories	**(8.6)**	4.8	(18.8)
Increase in prepaid expenses and other	**(15.1)**	(16.3)	(16.0)
Increase (decrease) in accounts payable	**15.9**	33.9	(17.6)
Increase (decrease) in accrued expenses and other	**(14.4)**	61.8	45.9
Net cash provided by operating activities	**780.9**	709.7	632.3
Cash Flows From Investing Activities:			
Capital expenditures	**(156.7)**	(142.6)	(115.9)
Proceeds from sale of assets	**0.5**	1.4	0.9
Deferred payments on acquisitions	**(4.1)**	(2.8)	(4.0)
Purchases of short-term investments	**(72.8)**	(1,777.9)	(1,589.7)
Proceeds from sale of short-term investments	**182.7**	1,803.4	1,472.0
Acquisition of licensing technology	**(0.8)**	(0.7)	(0.6)
Acquisition of businesses, net of cash acquired	**(344.8)**	(222.3)	(36.0)
Net cash used for investing activities	**(396.0)**	(341.5)	(273.3)
Cash Flows From Financing Activities:			
Proceeds from term loan	**–**	500.0	–
Proceeds from credit facilities	**145.2**	240.0	95.0
Payments on credit facilities	**(74.4)**	(240.0)	(95.0)
Payments on term loan	**(25.0)**	–	–
Payments on zero-coupon subordinated notes	**(2.1)**	–	–
Bank overdraft	**5.0**	(34.9)	34.9
Payments on other long-term debt	**(0.1)**	(0.1)	(1.2)
Payment of debt issuance costs	**(0.1)**	(5.8)	–
Payments on long-term lease obligations	**–**	–	(1.8)
Minority interest distributions	**(14.0)**	–	–
Excess tax benefits from stock based compensation	**16.2**	20.7	9.1
Purchase of common stock	**(333.6)**	(921.2)	(476.5)
Net proceeds from issuance of stock to employees	**64.4**	77.6	82.0
Net cash used for financing activities	**(218.5)**	(363.7)	(353.5)
Effect of exchange rate changes on cash and cash equivalents	**(3.1)**	0.4	0.6
Net increase in cash and cash equivalents	**163.3**	4.9	6.1
Cash and cash equivalents at beginning of year	**56.4**	51.5	45.4
Cash and cash equivalents at end of year	**$ 219.7**	$ 56.4	$ 51.5

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

(Dollars and shares in millions, except per share data)

1) Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

Laboratory Corporation of America Holdings with its subsidiaries (the "Company") is the second largest independent clinical laboratory company in the United States based on 2008 net revenues. Through a national network of laboratories, the Company offers a broad range of testing services used by the medical profession in routine testing, patient diagnosis, and in the monitoring and treatment of disease. In addition, the Company has developed specialty and niche businesses based on certain types of specialized testing capabilities and client requirements, such as oncology testing, HIV genotyping and phenotyping, diagnostic genetics and clinical research trials.

Since its founding in 1971, the Company has grown into a network of 36 primary laboratories and over 1,600 patient service centers along with a network of branches and STAT laboratories. With over 28,000 employees, the Company processes tests on more than 440,000 patient specimens daily and provides clinical laboratory testing services in all 50 states, the District of Columbia, Puerto Rico, Belgium and three provinces in Canada. The Company operates in one business segment.

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries for which it exercises control. Long-term investments in affiliated companies in which the Company exercises significant influence, but which it does not control, are accounted for using the equity method. Investments in which the Company does not exercise significant influence (generally, when the Company has an investment of less than 20% and no representation on the investee's board of directors) are accounted for using the cost method. All significant inter-company transactions and accounts have been eliminated. The Company does not have any variable interest entities or special purpose entities whose financial results are not included in the consolidated financial statements.

The financial statements of the Company's foreign subsidiaries are measured using the local currency as the functional currency. Assets and liabilities are translated at exchange rates as of the balance sheet date. Revenues and expenses are translated at average monthly exchange rates prevailing during the year. Resulting translation adjustments are included in "Accumulated other comprehensive earnings."

Revenue Recognition

Sales are recognized on the accrual basis at the time test results are reported, which approximates when services are provided. Services are provided to certain patients covered by various third-party payer programs including various managed care organizations, as well as the Medicare and Medicaid programs. Billings for services under third party payer programs are included in sales net of allowances for contractual discounts and allowances for differences between the amounts billed and estimated program payment amounts. Adjustments to the estimated payment amounts based on final settlement with the programs are recorded upon settlement as an adjustment to revenue. In 2008, 2007 and 2006, approximately 17.7%, 18.3% and 19.9%, respectively, of the Company's revenues were derived directly from the Medicare and Medicaid programs. The Company has capitated agreements with certain managed care customers and recognizes related revenue based on a predetermined monthly contractual rate for each member of the managed care plan regardless of the number or cost of services provided by the Company. In 2008, 2007 and 2006, approximately 4% of the Company's revenues were derived from such capitated agreements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Significant estimates include the allowances for doubtful accounts, deferred tax assets, fair values and amortization lives for intangible assets and accruals for self-insurance reserves and pensions. The allowance for doubtful accounts is determined based on historical collections trends, the aging of accounts, current economic conditions and regulatory changes. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable.

The Company maintains cash and cash equivalents with various major financial institutions. The total cash balances on deposit that exceeded the balances insured by the F.D.I.C., were approximately $15.8 at December 31, 2008. Cash equivalents at December 31, 2008, totaled $216.4, which includes amounts invested in treasury bills and short-term bonds.

Substantially all of the Company's accounts receivable are with companies in the health care industry and individuals. However, concentrations of credit risk are limited due to the number of the Company's clients as well as their dispersion across many different geographic regions.

Accounts receivable balances (gross) from Medicare and Medicaid were $115.7 and $104.0 at December 31, 2008 and 2007, respectively.

Earnings Per Share

Basic earnings per share is computed by dividing net earnings, less preferred stock dividends and accretion, by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing net earnings including the impact of dilutive adjustments by the weighted average number of common shares outstanding plus potentially dilutive shares, as if they had been issued at the beginning of the period presented. Potentially dilutive common shares result primarily from the Company's outstanding stock options, restricted stock awards, performance share awards, and shares issuable upon conversion of zero-coupon subordinated notes.

Notes to Consolidated Financial Statements

(Dollars and shares in millions, except per share data)

The following represents a reconciliation of basic earnings per share to diluted earnings per share:

	2008			2007			2006		
	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount
Basic earnings per share	$ 464.5	109.7	$ 4.23	$ 476.8	116.8	$ 4.08	$ 431.6	124.1	$3.48
Stock options	–	0.7		–	1.2		–	1.3	
Restricted stock awards and other	–	0.3		–	0.8		–	0.7	
Effect of convertible debt, net of tax	–	1.1		–	2.5		5.3	8.6	
Diluted earnings per share	$ 464.5	111.8	$ 4.16	$ 476.8	121.3	$ 3.93	$ 436.9	134.7	$ 3.24

The following table summarizes the potential common shares not included in the computation of diluted earnings per share because their impact would have been antidilutive:

	Years Ended December 31,		
	2008	2007	2006
Stock options	2.4	1.2	1.1

Stock Compensation Plans

The Company accounts for stock compensation expense in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment ("SFAS 123(R)"), which requires measurement of compensation cost for all equity awards at fair value on the date of grant and recognition of compensation over the service period for awards expected to vest. The fair value of restricted stock awards and performance shares is determined based on the number of shares granted and the quoted price of the Company's common stock. Such value is recognized as expense over the service period, net of estimated forfeitures. The estimation of equity awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. The Company considers many factors when estimating expected forfeitures, including types of awards, employee class, and historical experience. Actual results and future estimates may differ substantially from the Company's current estimates.

The following table summarizes the components of the Company's stock-based compensation expense for the years ended December 31, 2008, 2007, and 2006:

	2008			2007			2006		
	Pre-Tax Expense	Tax Benefit	Net	Pre-Tax Expense	Tax Benefit	Net	Pre-Tax Expense	Tax Benefit	Net
Stock option and stock purchase plans	$ 20.0	$ (8.0)	$ 12.0	$ 18.0	$ (7.2)	$ 10.8	$ 23.3	$ (9.4)	$ 13.9
Restricted stock and performance share awards	14.2	(5.7)	8.5	17.4	(7.0)	10.4	17.7	(7.1)	10.6
Executive retirement charge	2.0	(0.8)	1.2	–	–	–	11.6	(4.6)	7.0
Total share based compensation	$ 36.2	$ (14.5)	$ 21.7	$ 35.4	$ (14.2)	$ 21.2	$ 52.6	$ (21.1)	$ 31.5

During the fourth quarter of 2008, the Company recorded charges of approximately $2.0, related to the acceleration of the recognition of stock compensation due to the retirement of the Company's Executive Vice President of Corporate Affairs, effective December 31, 2008.

During the second half of 2006, the Company recorded charges of approximately $11.6, related to the acceleration of the recognition of stock compensation due to the retirement of the Company's Chief Executive Officer, effective December 31, 2006.

See note 15 for assumptions used in calculating compensation expense for the Company's stock compensation plans.

Cash Equivalents

Cash equivalents (primarily investments in money market funds, time deposits, municipal, treasury and government funds which have original maturities of three months or less at the date of purchase) are carried at cost which approximates market.

Notes to Consolidated Financial Statements

(Dollars and shares in millions, except per share data)

Short-Term Investments

At December 31, 2007, the items classified as short-term investments were principally Auction Rate Securities ("ARS") and Variable Rate Demand Notes ("VRDN"). The Company classified the ARS and VRDN as available-for-sale. Securities accounted for as available-for-sale are required to be reported at fair value with unrealized gains and losses, net of taxes, excluded from net income and shown separately as a component of accumulated other comprehensive income within shareholders' equity. The securities that the Company had classified as available-for-sale generally traded at par and as a result typically did not have any realized or unrealized gains or losses. No gains or losses were realized on sales of ARS and VRDN for the years ended December 31, 2008, 2007, and 2006. The Company had $0.0 and $109.9 of ARS and VRDN classified as short-term investments as of December 31, 2008 and 2007, respectively. All of the Company's investments in ARS and VRDN were liquidated at cost as of January 2, 2008.

Inventories

Inventories, consisting primarily of purchased laboratory supplies, are stated at the lower of cost (first-in, first-out) or market.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. The cost of properties held under capital leases is equal to the lower of the net present value of the minimum lease payments or the fair value of the leased property at the inception of the lease. Depreciation and amortization expense is computed on all classes of assets based on their estimated useful lives, as indicated below, using principally the straight line method.

	Years
Buildings and building improvements	35
Machinery and equipment	3-10
Furniture and fixtures	5-10

Leasehold improvements and assets held under capital leases are amortized over the shorter of their estimated useful lives or the term of the related leases. Expenditures for repairs and maintenance are charged to operations as incurred. Retirements, sales and other disposals of assets are recorded by removing the cost and accumulated depreciation from the related accounts with any resulting gain or loss reflected in the consolidated statements of operations.

Capitalized Software Costs

The Company capitalizes purchased software which is ready for service and capitalizes software development costs incurred on significant projects starting from the time that the preliminary project stage is completed and management commits to funding a project until the project is substantially complete and the software is ready for its intended use. Capitalized costs include direct material and service costs and payroll and payroll-related costs. Research and development costs and other computer software maintenance costs related to software development are expensed as incurred. Capitalized software costs are amortized using the straight-line method over the estimated useful life of the underlying system, generally five years.

Long-Lived Assets

Goodwill is evaluated for impairment by applying a fair value based test on an annual basis and more frequently if events or changes in circumstances indicate that the asset might be impaired.

Long-lived assets, other than goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Recoverability of assets to be held and used is determined by the Company at the level for which there are identifiable cash flows by comparison of the carrying amount of the assets to future undiscounted net cash flows before interest expense and income taxes expected to be generated by the assets. Impairment, if any, is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets (based on market prices in an active market or on discounted cash flows). Assets to be disposed of are reported at the lower of the carrying amount or fair value.

The Company completed an annual impairment analysis of its indefinite lived assets, including goodwill, and has found no instances of impairment as of December 31, 2008.

Intangible Assets

Intangible assets (patents and technology, customer lists and non-compete agreements), are amortized on a straight-line basis over the expected periods to be benefited, such as legal life for patents and technology, 10 to 25 years for customer lists and contractual lives for non-compete agreements.

Debt Issuance Costs

The costs related to the issuance of debt are capitalized and amortized to interest expense using the effective interest method over the terms of the related debt.

Professional Liability

The Company is self-insured for professional liability claims arising in the normal course of business, generally related to the testing and reporting of laboratory test results. The Company records a reserve for such asserted and estimated unasserted claims based on actuarial assessments of future settlement and legal defense costs.

Income Taxes

The Company accounts for income taxes utilizing the asset and liability method. Under this method deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company does not recognize a tax benefit, unless the Company concludes that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, the Company recognizes a tax benefit measured at the largest amount of the tax benefit that the Company believes is greater than 50 percent likely to be realized. The Company records interest and penalties in income tax expense.

Notes to Consolidated Financial Statements

(Dollars and shares in millions, except per share data)

Derivative Financial Instruments

Interest rate swap agreements, which are currently being used by the Company in the management of interest rate exposure, are accounted for at fair value.

The Company's zero-coupon subordinated notes contain the following two features that are considered to be embedded derivative instruments under Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities":

1) The Company will pay contingent cash interest on the zero-coupon subordinated notes after September 11, 2006, if the average market price of the notes equals 120% or more of the sum of the issue price, accrued original issue discount and contingent additional principal, if any, for a specified measurement period.
2) Holders may surrender zero-coupon subordinated notes for conversion during any period in which the rating assigned to the zero-coupon subordinated notes by Standard & Poor's Ratings Services is BB- or lower.

The Company believes these embedded derivatives had no value at December 31, 2008 and 2007.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, short-term investments, accounts receivable, income taxes receivable, and accounts payable are considered to be representative of their respective fair values due to their short-term nature. The fair market value of the zero-coupon subordinated notes, based on market pricing, was approximately $650.7 and $758.8 as of December 31, 2008 and 2007, respectively. The fair market value of the senior notes, based on market pricing, was approximately $539.7 and $591.2 as of December 31, 2008 and 2007, respectively. As of December 31, 2008 and 2007, the estimated fair market value of the Company's variable rate debt was approximately $491.1 and $500.0, respectively.

Effective January 1, 2008, the Company adopted SFAS No. 157, "Fair Value Measurements" for financial assets and liabilities. SFAS No. 157 clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value, and expands disclosures about fair value measurements. The three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies, is:

Level 1 – Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 – Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Valuations based on unobservable inputs reflecting the Company's own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

2) Business Acquisitions

During the year ended December 31, 2008, the Company acquired various laboratories and related assets for approximately $203.9 in cash (net of cash acquired). These acquisitions were made primarily to extend the Company's geographic reach in important market areas or acquire scientific differentiation and esoteric testing capabilities.

Effective January 1, 2008 the Company acquired additional partnership units in its Ontario, Canada ("Ontario") joint venture for approximately $140.9 in cash (net of cash acquired), bringing the Company's percentage interest owned up to 85.6%. Concurrent with this acquisition, the terms of the joint venture's partnership agreement were amended. Based upon the amended terms of this agreement, the Company began including the consolidated operating results, financial position and cash flows of the Ontario joint venture in the Company's consolidated financial statements on January 1, 2008. The amended joint venture's partnership agreement also enables the holders of the minority interest to put the remaining partnership units to the Company in defined future periods, at an initial amount equal to the consideration paid by the Company in 2008, and subject to adjustment based on market value formulas contained in the agreement. The initial difference of $123.0 between the value of the put and the underlying minority interest was recorded as additional minority interest liability and as a reduction to additional paid-in capital in the consolidated financial statements. The contractual value of the put, in excess of the current minority interest of $22.5, totals $98.8 at December 31, 2008.

Net sales of the Ontario joint venture were $249.0 for the twelve months ended December 31, 2008.

During the year ended December 31, 2007, the Company acquired various medical reference laboratories and related assets for approximately $222.3 in cash. These acquisitions were primarily done to extend the Company's geographic reach in important market areas or acquire scientific differentiation and esoteric testing capabilities.

3) Executive Retirements

In October 2008, the Company announced the retirement of its Executive Vice President, Corporate Affairs ("EVP"), Bradford T. Smith, effective December 31, 2008. During the fourth quarter of 2008, the Company recorded charges of approximately $3.7, which included $2.0 related to the acceleration of the recognition of stock compensation and $1.7 related to the acceleration of certain defined benefit plan obligations.

Following the announcement of his retirement as EVP, Mr. Smith entered into a consulting agreement with the Company effective January 1, 2009. The agreement provides for additional services to be provided by Mr. Smith following the termination of his employment as EVP to assist the Company during a transition period. Mr. Smith will remain as Vice Chairman of the Board for a period expected to last until the annual meeting of shareholders in 2009. For purposes of calculating pension benefits, the agreement provided for an unreduced pension benefit, starting at age 55.

Notes to Consolidated Financial Statements

(Dollars and shares in millions, except per share data)

In July 2006, the Company announced the retirement of its Chief Executive Officer ("CEO"), Thomas P. Mac Mahon, effective December 31, 2006. During the second half of 2006, the Company recorded charges of approximately $12.3, which included $11.6 related to the acceleration of the recognition of stock compensation and $0.7 related to the acceleration of certain defined benefit plan obligations.

In July 2006, Mr. Mac Mahon entered into a consulting agreement with the Company effective January 1, 2007, following the announcement of his retirement as CEO on December 31, 2006. The agreement provides for additional services to be provided by Mr. Mac Mahon following the termination of his employment as CEO to assist the Company during a transition period. Mr. Mac Mahon will remain as Chairman of the Board. The agreement provided for an additional five years of age for purposes of calculating pension benefits and has an amended term until the annual meeting of shareholders in 2009.

4) Restructuring and Other Special Charges

During 2008, the Company recorded charges primarily related to workforce reductions and the closing of redundant and underutilized facilities. For 2008, the Company recorded net restructuring charges of $32.4. Of this amount, $20.9 related to severance and other employee costs in connection with the general workforce reductions and $13.4 related to contractual obligations associated with leased facilities and equipment. The Company also recorded a credit of $1.9, comprised of $1.2 of previously recorded facility costs and $0.7 of employee severance benefits relating to changes in cost estimates accrued in prior periods.

During the third quarter of 2008, the Company also recorded a special charge of $5.5 related to estimated uncollectible amounts primarily owed by patients in the areas of the Gulf Coast severely impacted by hurricanes similar to losses incurred during the 2005 hurricane season.

During 2007, the Company recorded charges related to reductions in workforce and consolidation of redundant and underutilized facilities. For 2007, the Company recorded net restructuring charges of $50.6. Of this amount, $24.8 related to employee severance benefits for employees primarily in management, administrative, technical, service and support functions and $19.4 related to contractual obligations and other costs associated with the closure of facilities. The charges also included a write-off of approximately $6.5 of accounts receivable balances remaining on a subsidiary's billing system that was abandoned during the year and $0.9 related to settlement of a preacquisition employment liability. The Company also recorded a credit of $1.0, comprised of $0.7 of previously recorded facility costs and $0.3 of employee severance benefits.

During the third quarter of 2006, the Company recorded net restructuring charges of $1.0 related to certain expense-reduction initiatives undertaken across the Company's corporate and divisional operations. This net charge was the result of a charge of $2.4 related to employee severance benefits for employees primarily in administrative and support functions, and a credit of $1.4 related to occupying a testing facility that had previously been shut down.

5) Restructuring Reserves

The following represents the Company's restructuring activities for the period indicated:

	Severance and Other Employee Costs	Lease and Other Facility Costs	Total
Balance as of January 1, 2008	$ 9.1	$ 18.5	$ 27.6
Net restructuring charges	20.2	12.2	32.4
Cash payments and other adjustments	(18.0)	(8.3)	(26.3)
Balance as of December 31, 2008	$ 11.3	$ 22.4	$ 33.7
Current			$ 24.3
Non-current			9.4
			$ 33.7

6) Investments in Joint Venture Partnerships

As disclosed in note 2 (Business Acquisitions), effective January 1, 2008 the Company acquired additional partnership units in its Ontario, Canada joint venture bringing the Company's percentage interest owned up to 85.6%. Concurrent with this acquisition, the terms of the joint venture's partnership agreement were amended. Based upon the amended terms of this agreement, the Company began including the consolidated operating results, financial position and cash flows of the Ontario joint venture in the Company's consolidated financial statements on January 1, 2008. As a result, the below disclosures in connection with investments in joint venture partnerships do not include the Ontario joint venture as of and for the year ended December 31, 2008.

At December 31, 2008 the Company had investments in the following unconsolidated joint venture partnerships:

Location	Net Investment	Percentage Interest Owned
Milwaukee, Wisconsin	$ 10.7	50.00%
Alberta, Canada	61.3	43.37%

Each of the joint venture agreements that govern the conduct of business of these partnerships mandates unanimous agreement between partners on all major business decisions as well as providing other participating rights to each partner. These partnerships are accounted for under the equity method of accounting as the Company does not have control of either of these partnerships. The Company has no material obligations or guarantees to, or in support of, these unconsolidated joint ventures and their operations.

Notes to Consolidated Financial Statements

(Dollars and shares in millions, except per share data)

Condensed unconsolidated financial information for joint venture partnerships is shown in the following table (the Ontario, Canada joint venture information included for the 2007 and 2006 information only).

	2008	2007
As of December 31:		
Current assets	$ 28.5	$ 65.9
Other assets	31.4	169.9
Total assets	$ 59.9	$ 235.8
Current liabilities	$ 18.7	$ 29.5
Other liabilities	2.5	0.1
Total liabilities	21.2	29.6
Partners' equity	38.7	206.2
Total liabilities and Partners equity	$ 59.9	$ 235.8

	2008	2007	2006
For the period January 1 – December 31:			
Net sales	$ 182.0	$ 403.4	$ 361.7
Gross profit	69.0	190.9	165.3
Net earnings	34.3	120.9	102.0

The Company's recorded investment in the Alberta joint venture partnership at December 31, 2008 includes $52.8 of value assigned to the partnership's Canadian licenses (with an indefinite life and deductible for tax) to conduct diagnostic testing services in the province.

7) Accounts Receivable, Net

	December 31, 2008	December 31, 2007
Gross accounts receivable	$ 792.6	$ 715.7
Less allowance for doubtful accounts	(161.0)	(92.5)
	$ 631.6	$ 623.2

The provision for doubtful accounts was $232.8, $196.2 and $176.5 in 2008, 2007 and 2006 respectively. In addition, in the second quarter of 2008 the Company recorded a $45.0 increase in its provision for doubtful accounts. The Company's estimate of the allowance for doubtful accounts was increased due to the impact of the economy, higher patient deductibles and copayments, and recent acquisitions on the collectibility of accounts receivable balances. During the second half of 2008, the Company has not experienced any further deterioration in the collectibility of its patient receivable portfolio.

During the third quarter of 2008, the Company also recorded a special charge of $5.5 related to estimated uncollectible amounts primarily owed by patients in the areas of the Gulf Coast severely impacted by hurricanes similar to losses incurred during the 2005 hurricane season.

8) Property, Plant and Equipment, Net

	December 31, 2008	December 31, 2007
Land	$ 20.6	$ 19.6
Buildings and building improvements	115.2	95.9
Machinery and equipment	558.9	484.4
Software	278.9	256.4
Leasehold improvements	127.9	111.8
Furniture and fixtures	44.6	30.0
Construction in progress	57.1	59.9
Equipment under capital leases	3.5	3.5
	1,206.7	1,061.5
Less accumulated depreciation and amortization of capital lease assets	(710.3)	(622.3)
	$ 496.4	$ 439.2

Depreciation expense and amortization of capital lease assets was $120.1, $106.5 and $102.2 for 2008, 2007 and 2006, respectively. Depreciation of software was $33.7, $34.8, and $33.8 for 2008, 2007 and 2006, respectively.

9) Goodwill and Intangible Assets

The changes in the carrying amount of goodwill (net of accumulated amortization) for the years ended December 31, 2008 and 2007 are as follows:

	2008	2007
Balance as of January 1	$ 1,639.5	$ 1,484.0
Goodwill acquired during the year	135.4	157.7
Adjustments to goodwill	(2.7)	(2.2)
Goodwill, net	$ 1,772.2	$ 1,639.5

The components of identifiable intangible assets are as follows:

	December 31, 2008		December 31, 2007	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Customer lists	$ 793.2	$ (294.1)	$ 734.9	$ (253.0)
Patents, licenses and technology	94.7	(54.2)	94.0	(47.1)
Non-compete agreements	37.0	(28.2)	34.4	(25.9)
Trade name	115.3	(33.4)	102.1	(26.0)
Canadian licenses	592.3	–	–	–
	$ 1,632.5	$ (409.9)	$ 965.4	$ (352.0)

Notes to Consolidated Financial Statements

(Dollars and shares in millions, except per share data)

A summary of amortizable intangible assets acquired during 2008, and their respective weighted average amortization periods are as follows:

	Amount	Weighted Average Amortization Period
Customer lists	$ 58.3	11.6
Patents, licenses and technology	0.8	0.1
Non-compete agreements	2.6	0.2
Trade name	13.2	2.4
	$ 74.9	14.3

Amortization of intangible assets was $57.9, $54.9 and $52.2 in 2008, 2007 and 2006, respectively. Amortization expense of intangible assets is estimated to be $59.1 in fiscal 2009, $58.1 in fiscal 2010, $53.4 in fiscal 2011, $49.0 in fiscal 2012, $46.1 in fiscal 2013, and $364.6 thereafter.

The Company paid approximately $0.8 in 2008 and $0.7 in 2007 for certain exclusive and non-exclusive licensing rights to diagnostic testing technology. These amounts are being amortized over the life of the licensing agreements.

As of December 31, 2008, the Ontario operation has $592.3 of value assigned to the partnership's indefinite lived Canadian licenses to conduct diagnostic testing services in the province.

10) Accrued Expenses and Other

	December 31, 2008	December 31, 2007
Employee compensation and benefits	$ 140.7	$ 124.5
Self-insurance reserves	48.0	48.7
Accrued taxes payable	10.5	13.4
Royalty and license fees payable	7.7	14.2
Accrued repurchases of common stock	–	3.0
Restructuring reserves	24.3	15.8
Acquisition related reserves	8.1	6.1
Interest payable	8.6	8.6
Other	18.5	5.3
	$ 266.4	$ 239.6

11) Other Liabilities

	December 31, 2008	December 31, 2007
Post-retirement benefit obligation	$ 36.7	$ 42.8
Defined benefit plan obligation	94.8	–
Restructuring reserves	9.4	11.8
Self-insurance reserves	12.1	12.1
Interest rate swap liability	13.5	–
Acquisition related reserves	1.2	2.8
Other	21.9	21.2
	$ 189.6	$ 90.7

12) Debt

Short-term borrowings and current portion of long-term debt at December 31, 2008 and 2007 consisted of the following:

	December 31, 2008	December 31, 2007
Zero-coupon convertible subordinated notes	$ –	$ 564.4
Term loan, current	50.0	25.0
Revolving credit facility	70.8	–
Current portion of long-term debt	–	0.1
Total short-term borrowings and current portion of long term debt	$ 120.8	$ 589.5

Long-term debt at December 31, 2008 and 2007 consisted of the following:

	December 31, 2008	December 31, 2007
Senior notes due 2013	$ 351.7	$ 352.2
Senior notes due 2015	250.0	250.0
Term loan, non-current	425.0	475.0
Zero-coupon convertible subordinated notes	573.5	–
Other long-term debt	0.3	0.3
Total long-term debt	$ 1,600.5	$ 1,077.5

Credit Facilities

On October 26, 2007, the Company entered into senior unsecured credit facilities with Credit Suisse, acting as Administrative Agent, and a group of financial institutions totaling $1,000.0. The credit facilities consist of a five-year Revolving Facility in the principal amount of $500.0 and a five-year, $500.0 Term Loan Facility. The balances outstanding on the Company's Term Loan Facility at December 31, 2008 and 2007 were $475.0 and $500.0, respectively. The balances outstanding on the Company's Revolving Facility at December 31, 2008 and 2007 were $70.8 and $0.0, respectively. The senior unsecured credit facilities bear interest at varying rates based upon LIBOR plus a percentage based on the Company's credit rating with Standard & Poor's Ratings Services. The remaining quarterly principal repayments of the Term Loan Facility range from $12.5 to $18.8 from March 31, 2009 to September 30, 2012 with $243.8 due on the maturity date of October 26, 2012. At December 31, 2008, future principal repayments under the Term Loan facility are as follows: 2009 – $50.0, 2010 – $50.0, 2011 – $75.0 and 2012 – $300.0.

The senior credit facilities are available for general corporate purposes, including working capital, capital expenditures, acquisitions, funding of share repurchases and other payments. The agreement contains certain debt covenants which require that the Company maintain leverage and interest coverage ratios of 2.5 to 1.0 and 5.0 to 1.0, respectively. Both ratios are calculated in relation to EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization). The covenants also restrict the payment of dividends. The Company is in compliance with all covenants at December 31, 2008.

Notes to Consolidated Financial Statements

(Dollars and shares in millions, except per share data)

On September 15, 2008, Lehman Brothers Holdings, Inc. ("Lehman"), whose subsidiaries have a $28.0 commitment in the Company's Revolving Facility, filed for bankruptcy. Accordingly, the Company does not expect Lehman will fulfill its pro rata share of any future borrowing requests under the Revolving Facility. The Company is considering various options regarding this current limitation on the Revolving Facility.

On March 31, 2008, the Company entered into a three-year interest rate swap agreement to hedge variable interest rate risk on the Company's variable interest rate term loan. Under the swap the Company will, on a quarterly basis, pay a fixed rate of interest (2.92%) and receive a variable rate of interest based on the three-month LIBOR rate on an amortizing notional amount of indebtedness equivalent to the term loan balance outstanding. The swap has been designated as a cash flow hedge. Accordingly, the Company recognizes the fair value of the swap in the consolidated balance sheet and any changes in the fair value are recorded as adjustments to accumulated other comprehensive income, net of tax. The fair value of the interest rate swap agreement is the estimated amount that the Company would pay or receive to terminate the swap agreement at the reporting date. The fair value of the swap was a liability of $13.5 at December 31, 2008 and is included in other liabilities in the consolidated balance sheet. The Company is exposed to credit-related losses in the event of nonperformance by the counterparty to the swap agreement. Management does not expect the counterparty to fail to meet its obligation given the strong creditworthiness of the counterparty to the agreement.

As of December 31, 2008, the interest rates on the Term Loan Facility and Revolving Facility were 3.67% and 1.89%, respectively.

Zero-Coupon Convertible Subordinated Notes

In 2001, the Company sold $744.0 aggregate principal amount at maturity of its zero-coupon convertible subordinated notes (the "notes") due 2021. The notes, which are subordinate to the Company's bank debt, were sold at an issue price of $671.65 per $1,000 principal amount at maturity (representing a yield to maturity of 2.0% per year). Each one thousand dollar principal amount at maturity of the notes is convertible into 13.4108 shares of the Company's common stock, subject to adjustment in certain circumstances, if one of the following conditions occurs:

1) If the sales price of the Company's common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding quarter reaches specified thresholds (beginning at 120% and declining 0.1282% per quarter until it reaches approximately 110% for the quarter beginning July 1, 2021 of the accreted conversion price per share of common stock on the last day of the preceding quarter). The accreted conversion price per share will equal the issue price of a note plus the accrued original issue discount and any accrued contingent additional principal, divided by the number of shares of common stock issuable upon conversion of a note on that day. The conversion trigger price for the fourth quarter of 2008 was approximately $67.16.
2) If the credit rating assigned to the notes by Standard & Poor's Ratings Services is at or below BB-.
3) If the notes are called for redemption.
4) If specified corporate transactions have occurred (such as if the Company is party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of its assets).

On September 22, 2006, the Company announced that it had commenced an exchange offer related to its zero-coupon subordinated notes due 2021. In the exchange offer, the Company offered to exchange a new series of zero-coupon convertible subordinated notes due September 11, 2021 (the "New Notes") and an exchange fee of $2.50 per $1,000 aggregate principal amount at maturity for all of the outstanding zero-coupon subordinated notes due 2021 (the "Old Notes").

The purpose of the exchange offer was to exchange the Old Notes for the New Notes with certain different terms, including the addition of a net share settlement feature. The net share settlement feature requires the Company to satisfy its obligation due upon conversion to holders of the New Notes in cash for a portion of the conversion obligation equal to the accreted principal of the New Notes and in shares for the remainder of the conversion value. In addition, the New Notes provide that the Company eliminate its option to issue shares in lieu of paying cash if and when the Company repurchases the New Notes at the option of holders.

On October 23, 2006, the exchange offer expired. Following settlement of the exchange, $741.2 in aggregate principal amount at maturity of the New Notes and $2.6 in aggregate principal amount at maturity of the Old Notes were outstanding.

Holders of the notes may require the Company to purchase in cash all or a portion of their notes on September 11, 2011 at $819.54 per note, plus any accrued contingent additional principal and any accrued contingent interest thereon.

The Company may redeem for cash all or a portion of the notes at any time on or after September 11, 2006 at specified redemption prices per one thousand dollar principal amount at maturity of the notes.

The Company has registered the notes and the shares of common stock issuable upon conversion of the notes with the Securities and Exchange Commission.

On September 12, 2008, the Company announced that for the period of September 12, 2008 to March 11, 2009, the zero-coupon subordinated notes will accrue contingent cash interest at a rate of no less than 0.125% of the average market price of a zero-coupon subordinated note for the five trading days ended September 9, 2008, in addition to the continued accrual of the original issue discount.

On October 1, 2008, the Company announced that its zero-coupon subordinated notes could be converted into Common Stock at the conversion rate of 13.4108 per $1,000 principal amount at maturity of the notes, subject to the terms of the zero-coupon subordinated notes and the Indenture, dated as of September 11, 2001 between the Company and The Bank of New York, as trustee and conversion agent. In order to exercise the option to convert all or a portion of the zero-coupon subordinated notes, holders were required to validly surrender their zero-coupon subordinated notes at any time during the calendar quarter beginning October 1, 2008, through the close of business on the last business day of the calendar quarter, which was 5:00 p.m., New York City time, on Wednesday, December 31, 2008. At December 31, 2008, $5.7 of the $744 aggregate principal amount at maturity had been converted into cash of $2.6 and 0.035 shares of the Company's common stock.

On January 6, 2009, the Company announced that because the common stock trading price conversion feature of its zero-coupon subordinated notes was not triggered by fourth quarter 2008 trading prices, the zero-coupon subordinated notes may not be converted during the period of January 1, 2009 through March 31, 2009 based on this conversion feature.

Notes to Consolidated Financial Statements

(Dollars and shares in millions, except per share data)

Senior Notes

The Senior Notes due January 31, 2013 bear interest at the rate of 5 1/2% per annum from February 1, 2003, payable semi-annually on February 1 and August 1. The Senior Notes due 2015 bear interest at the rate of 5 5/8% per annum from December 14, 2005, payable semi-annually on June 15 and December 15.

13) Preferred Stock and Common Shareholders' Equity

The Company is authorized to issue up to 265.0 shares of common stock, par value $0.10 per share. The Company's treasury shares are recorded at aggregate cost. Common shares issued and outstanding are summarized in the following table:

	2008	2007
Issued	130.3	132.7
In treasury	(22.1)	(21.7)
Outstanding	108.2	111.0

The Company is authorized to issue up to 30.0 shares of preferred stock, par value $0.10 per share. There were no preferred shares outstanding as of December 31, 2008.

The changes in common shares issued and held in treasury are summarized below:

Common Shares Issued

	2008	2007	2006
Common stock issued at January 1	132.7	143.8	148.0
Common stock issued under employee stock plans	2.2	2.0	2.5
Retirement of common stock	(4.6)	(13.1)	(6.7)
Common stock issued at December 31	130.3	132.7	143.8

Common Shares Held in Treasury

	2008	2007	2006
Common shares held in treasury at January 1	21.7	21.6	21.5
Surrender of restricted stock and performance share awards	0.4	0.1	0.1
Common shares held in treasury at December 31	22.1	21.7	21.6

Share Repurchase Program

During fiscal 2008, the Company purchased 4.6 shares of its common stock at a total cost of $330.6. As of December 31, 2008, the Company had outstanding authorization from the Board of Directors to purchase approximately $95.2 of Company common stock.

On November 6, 2006, the Company executed an accelerated share repurchase transaction with a bank for the acquisition of 3.4 shares of the Company's outstanding common stock for an initial purchase price of $73.40 per share. The Company used cash on hand to pay for the shares. The purchase price for these shares was subject to an adjustment based on the volume weighted average price of the Company's stock during a period following execution of the agreement. The total cost of the initial purchase was approximately $253.6, including a cap premium of $3.5. The forward contract associated with the accelerated share repurchase transaction was accounted for in accordance with EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock," ("EITF 00-19") as an equity instrument. The purchase price adjustment was settled in the first quarter of 2007 and resulted in the receipt of 0.1 additional shares by the Company. The purchase price adjustment did not require the Company to make any additional cash payment. The shares repurchased under the accelerated share repurchase agreement were retired.

On December 7, 2005, the Company executed an overnight share repurchase transaction with a bank for the acquisition of 4.8 shares of the Company's outstanding common stock for an initial purchase price of $52.04 per share. The transaction was financed with borrowings under the Company's revolving line of credit. The Company used cash on hand and the proceeds of the Senior Notes due 2015 to repay borrowings under the Company's revolving credit facility. Pursuant to the agreement with the bank, the bank purchased 4.8 shares in the open market over the period ended June 13, 2006. At the end of the purchase period, the Company made a cash payment of $22.9 to the bank to settle its obligation for the purchase price adjustment based on the volume weighted average purchase price of the shares acquired compared to the initial purchase price. The total cost of the initial purchase was approximately $251.7, including a $1.5 cap premium and $0.2 in commissions and other fees. The shares repurchased under the overnight share repurchase agreement were immediately canceled and returned to the status of authorized but unissued shares. The Company reduced common stock and additional paid in capital by approximately $0.5 and $251.2, respectively to record the initial purchase price. The forward contract associated with the overnight share repurchase transaction was accounted for in accordance with EITF 00-19 as an equity instrument. The $22.9 paid in connection with the price adjustment was recorded as a reduction to additional paid in capital. The diluted net income per share calculation for the year ended December 31, 2006 includes the potential shares of common stock that could have been issued to settle the overnight share repurchase transaction.

Notes to Consolidated Financial Statements

(Dollars and shares in millions, except per share data)

Stockholder Rights Plan

The Company adopted a stockholder rights plan effective as of December 13, 2001 that provides that each common stockholder of record on December 21, 2001 received a dividend of one right for each share of common stock held. Each right entitles the holder to purchase from the Company one-hundredth of a share of a new series of participating preferred stock at an initial purchase price of four hundred dollars. These rights will become exercisable and will detach from the Company's common stock if any person becomes the beneficial owner of 15% or more of the Company's common stock. In that event, each right will entitle the holder, other than the acquiring person, to purchase, for the initial purchase price, shares of the Company's common stock having a value of twice the initial purchase price. The rights will expire on December 13, 2011, unless earlier exchanged or redeemed.

Accumulated Other Comprehensive Earnings

The components of accumulated other comprehensive earnings are as follows:

	Foreign Currency Translation Adjustments	Net Benefit Plan Adjustments	Adoption of FASB Statement No. 158	Interest Rate Swap Adjustments	Accumulated Other Comprehensive Earnings
Balance at December 31, 2005	$ 89.9	$ 0.4	$ –	$ –	$ 90.3
Current year adjustments	(1.1)	–	(51.2)	–	(52.3)
Tax effect of adjustments	0.4	–	20.3	–	20.7
Balance at December 31, 2006	89.2	0.4	(30.9)	–	58.7
Current year adjustments	96.9	4.0	–	–	100.9
Tax effect of adjustments	(38.0)	(1.6)	–	–	(39.6)
Balance at December 31, 2007	148.1	2.8	(30.9)	–	120.0
Current year adjustments	(129.6)	(81.0)	–	(13.5)	(224.1)
Tax effect of adjustments	50.1	32.0	–	5.3	87.4
Balance at December 31, 2008	$ 68.6	$ (46.2)	$ (30.9)	$ (8.2)	$ (16.7)

14) Income Taxes

The sources of income before taxes, classified between domestic and foreign entities are as follows:

Pre-Tax Income

	2008	2007	2006
Domestic	$ 747.8	$ 786.5	$ 717.4
Foreign	24.6	15.8	3.5
Total pre-tax income	$ 772.4	$ 802.3	$ 720.9

The provisions for income taxes in the accompanying consolidated statements of operations consist of the following:

	Years Ended December 31,		
	2008	2007	2006
Current:			
Federal	$ 188.1	$ 238.9	$ 204.0
State	39.8	49.9	43.2
Foreign	10.4	10.2	5.4
	$ 238.3	$ 299.0	$ 252.6
Deferred:			
Federal	$ 54.0	$ 18.8	$ 26.3
State	12.8	4.2	7.5
Foreign	2.8	3.5	2.9
	69.6	26.5	36.7
	$ 307.9	$ 325.5	$ 289.3

The tax benefit associated with option exercises from stock plans reduced taxes currently payable by approximately $20.9, $26.2 and $20.4 in 2008, 2007 and 2006, respectively. Such benefits are recorded as additional paid-in-capital.

Notes to Consolidated Financial Statements

(Dollars and shares in millions, except per share data)

The effective tax rates on earnings before income taxes is reconciled to statutory federal income tax rates as follows:

	Years Ended December 31,		
	2008	2007	2006
Statutory federal rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal income tax effect	4.0	4.0	4.3
Other	0.9	1.6	0.8
Effective rate	39.9%	40.6%	40.1%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	December 31, 2008	December 31, 2007
Deferred tax assets:		
Employee compensation and benefits	$ 66.9	$ 55.0
Self-insurance reserves	21.7	23.0
Postretirement benefit obligation	14.5	16.9
Acquisition and restructuring reserves	15.7	13.6
Tax loss carryforwards	5.3	9.7
Other	7.8	13.0
	131.9	131.2
Less valuation allowance	(3.9)	(3.9)
Net deferred tax assets	$ 128.0	$ 127.3
Deferred tax liabilities:		
Accounts receivable	(1.7)	(28.3)
Deferred earnings	(23.6)	(21.6)
Intangible assets	(304.0)	(285.5)
Property, plant and equipment	(51.1)	(27.2)
Zero-coupon subordinated notes	(137.7)	(113.9)
Currency translation adjustment	(39.7)	(96.1)
Total gross deferred tax liabilities	(557.8)	(572.6)
Net deferred tax liabilities	$ (429.8)	$ (445.3)

The Company has state tax loss carryovers of approximately $0.7, which expire in 2009 through 2024. In addition, the Company has federal tax loss carryovers of approximately $4.6 expiring periodically through 2024. The utilization of these tax loss carryovers is limited due to change of ownership rules. However, at this time the Company expects to fully utilize substantially all federal tax loss carryovers.

The Company adopted the provisions of Financial Standards Accounting Board Interpretation No. 48 Accounting for Uncertainty in Income Taxes ("FIN 48") an interpretation of FASB Statement No. 109 ("SFAS 109") on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized approximately $0.5 as an increase to its reserve for uncertain tax positions and a reduction of the beginning shareholders' equity.

At the adoption date of January 1, 2007 the Company had approximately $56.8 of total gross unrecognized income tax benefits, which included interest and penalties of $7.5.

The gross unrecognized income tax benefits were $72.5 and $55.7 at December 31, 2008 and 2007, respectively. It is anticipated that the amount of the unrecognized income tax benefits will change within the next twelve months; however these changes are not expected to have a significant impact on the results of operations, cash flows or the financial position of the Company.

The Company recognizes interest and penalties related to unrecognized income tax benefits in income tax expense. Accrued interest and penalties related to uncertain tax positions totaled $14.2 and $10.8 as of December 31, 2008 and 2007, respectively. During the years ended December 31, 2008 and 2007, the Company recognized $4.5 and $4.4, respectively, in interest and penalties expense, which was offset by a benefit of $1.4 and $1.1, respectively.

The following table shows a reconciliation of the unrecognized income tax benefits from uncertain tax positions for the years ended December 31, 2008 and 2007:

	2008	2007
Balance as of January 1	$ 55.7	$ 49.3
Increase in reserve for tax positions taken in the current year	13.4	11.2
Increase in reserve for tax positions taken in a prior period	5.2	--
Decrease in reserve as a result of settlements reached with tax authorities	(0.6)	(2.1)
Decrease in reserve as a result of lapses in the statute of limitations	(1.2)	(2.7)
Balance as of December 31	$ 72.5	$ 55.7

As of December 31, 2008 and 2007, $70.2 and $52.5, respectively, is the approximate amount of unrecognized income tax benefits that, if recognized, would favorably affect the effective income tax rate in any future periods.

The Company has substantially concluded all U.S. federal income tax matters for years through 2004. Substantially all material state and local, and foreign income tax matters have been concluded through 2002 and 2001, respectively.

The Company's 2006 U.S. federal income tax return is currently under examination by the Internal Revenue Service. In addition, the Company has various state income tax examinations ongoing throughout the year. Management believes adequate provisions have been recorded related to all open tax years.

The Company provided for taxes on undistributed earnings of foreign subsidiaries.

Notes to Consolidated Financial Statements

(Dollars and shares in millions, except per share data)

15) Stock Compensation Plans

Stock Incentive Plans

There are currently 23.8 million shares authorized for issuance under the 2008 Stock Incentive Plan and the 2000 Stock Incentive Plan. Each of these plans was approved by shareholders. At December 31, 2008, there were 7.8 million additional shares available for grant under the Company's stock option plans.

Stock Options

The following table summarizes grants of non-qualified options made by the Company to officers, key employees, and non-employee directors under all plans. Stock options are generally granted at an exercise price equal to or greater than the fair market price per share on the date of grant. Also, for each grant, options vest ratably over a period of three years on the anniversaries of the grant date, subject to their earlier expiration or termination.

Changes in options outstanding under the plans for the periods indicated were as follows:

	Number of Options	Weighted-Average Exercise Price per Option	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2007	4.7	$ 56.71		
Granted	1.8	75.65		
Exercised	(1.2)	43.41		
Cancelled	(0.4)	75.68		
Outstanding at December 31, 2008	4.9	$ 65.59	7.6	$ 31.7
Vested and expected to vest at December 31, 2008	4.7	$ 65.06	7.5	$ 31.7
Exercisable at December 31, 2008	2.1	$ 53.06	6.0	$ 29.8

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the Company's closing stock price on the last trading day of 2008 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2008. The amount of intrinsic value will change based on the fair market value of the Company's stock.

Cash received by the Company from option exercises, the actual tax benefit realized for the tax deductions and the aggregate intrinsic value of options exercised from option exercises under all share-based payment arrangements during the years ended December 31, 2008, 2007, and 2006 were as follows:

	2008	2007	2006
Cash received by the Company	$ 53.6	$ 67.4	$ 72.9
Tax benefits realized	$ 14.3	$ 25.7	$ 19.0
Aggregate intrinsic value	$ 35.5	$ 63.6	$ 48.0

Notes to Consolidated Financial Statements

(Dollars and shares in millions, except per share data)

The following table summarizes information concerning currently outstanding and exercisable options.

	Options Outstanding			Options Exercisable	
		Weighted Average			
Range of Exercise Prices	Number Outstanding	Remaining Contractual Life	Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 6.80 – 47.89	1.2	4.9	$ 41.74	1.2	$ 41.74
$48.02 – 59.37	0.8	7.1	$ 58.39	0.5	$ 58.27
$75.63 – 75.63	1.7	9.4	$ 75.63	–	$ –
$77.58 – 80.37	1.2	8.2	$ 80.31	0.4	$ 80.34
	4.9	7.6	$ 65.59	2.1	$ 53.06

The following table shows the weighted average grant-date fair values of options and the weighted average assumptions that the Company used to develop the fair value estimates:

	2008	2007	2006
Fair value per option	$ 13.25	$ 14.84	$ 12.24
Valuation assumptions			
Weighted average expected life (in years)	3.2	3.1	3.1
Risk free interest rate	2.7%	4.7%	4.3%
Expected volatility	0.2	0.2	0.2
Expected dividend yield	0.0%	0.0%	0.0%

The Black Scholes model incorporates assumptions to value stock-based awards. The risk-free interest rate for periods within the contractual life of the option is based on a zero-coupon U.S. government instrument over the contractual term of the equity instrument. Expected volatility of the Company's stock is based on historical volatility of the Company's stock. The Company uses historical data to calculate the expected life of the option. Groups of employees and non-employee directors that have similar exercise behavior with regard to option exercise timing and forfeiture rates are considered separately for valuation purposes. For 2008 and 2007, expense related to the Company's stock option plan totaled $17.3 and $14.5, respectively. The 2008 expense amount includes $0.8 related to the acceleration of the recognition of stock compensation as a result of EVP retirement.

Restricted Stock and Performance Shares

The Company grants restricted stock and performance shares ("nonvested shares") to officers, key employees, and non-employee directors under all plans. Restricted stock becomes vested annually in equal one third increments beginning on the first anniversary of the grant. The performance share awards represented a three year award opportunity for the period 2005-2007 and became vested in 2008. A new performance share grant in 2008 represents a three year award opportunity for the period 2008-2010 and becomes vested in the first quarter of 2011. Performance share awards are subject to certain earnings per share and revenue targets, the achievement of which may increase or decrease the number of shares which the grantee receives upon vesting. The unearned restricted stock and performance share compensation is being amortized to expense over the applicable vesting periods. For 2008, 2007 and 2006, total restricted stock and performance share compensation expense was $14.0, $16.7 and $17.7, respectively. The 2008 expense amount includes $1.2 related to the acceleration of the recognition of stock compensation as a result of EVP retirement.

Prior to May 2008, the fair value of restricted stock and performance share awards was determined based on the closing price of the Company's common stock on the day immediately preceding the grant date. For restricted stock and performance share awards granted after May 2008, the fair value of the awards is determined based on the closing price of the Company's common stock on the day of the grant.

The following table shows a summary of nonvested shares for the year ended December 31, 2008:

	Number of Shares	Weighted-Average Grant Date Fair Value
Nonvested at January 1, 2008	1.2	$ 52.16
Granted	0.3	79.18
Vested	(1.1)	49.14
Nonvested at December 31, 2008	0.4	76.04

As of December 31, 2008, there was $15.7 of total unrecognized compensation cost related to nonvested restricted stock and performance share-based compensation arrangements granted under the stock incentive plans. That cost is expected to be recognized over a weighted average period of 1.9 years.

Employee Stock Purchase Plan

The Company has an employee stock purchase plan, begun in 1997 and amended in 1999, 2004 and 2008, with 4.5 million shares of common stock authorized for issuance. The plan permits substantially all employees to purchase a limited number of shares of Company stock at 85% of market value. The Company issues shares to participating employees semi-annually in January and July of each year. Approximately 173, 174, and 207 thousand shares were purchased by eligible employees in 2008, 2007 and 2006 respectively. For 2008 and 2007, expense related to the Company's employee stock purchase plan was $2.9 and $2.8, respectively.

Notes to Consolidated Financial Statements

(Dollars and shares in millions, except per share data)

The Company uses the Black-Scholes model to calculate the fair value of the employee's purchase right. The fair value of the employee's purchase right and the assumptions used in its calculation are as follows:

	2008	2007	2006
Fair value of the employee's purchase right	$ 16.10	$ 16.98	$ 11.48
Valuation assumptions			
Risk free interest rate	1.2%	4.1%	5.0%
Expected volatility	0.3	0.3	0.1
Expected dividend yield	0.0%	0.0%	0.0%

16) Commitments and Contingent Liabilities

The Company was an appellant in a patent case originally filed by Competitive Technologies, Inc. and Metabolite Laboratories, Inc. in the United States District Court for the District of Colorado. After a jury trial, the district court entered judgment against the Company for patent infringement, with total damages and attorney's fees payable by the Company of approximately $7.8. The underlying judgment has been paid. The Company vigorously contested the judgment and appealed the case ultimately to the United States Supreme Court. On June 22, 2006, the Supreme Court dismissed the Company's appeal and the case has been remanded to the District Court for further proceedings including resolution of a related declaratory judgment action initiated by the Company addressing the plaintiffs' claims for post trial damages. On August 15, 2008, the District Court entered judgment in favor of the Company on all of the plaintiffs' remaining claims. The plaintiffs have filed a notice of appeal. The Company does not expect the resolution of these issues to have a material adverse effect on its financial position, results of operations or liquidity.

The Company is also involved in various claims and legal actions arising in the ordinary course of business. These matters include, but are not limited to, intellectual property disputes, professional liability, employee related matters, and inquiries, including subpoenas and other civil investigative demands, from governmental agencies and Medicare or Medicaid payers and managed care payers reviewing billing practices or requesting comment on allegations of billing irregularities that are brought to their attention through billing audits or third parties. The Company receives civil investigative demands or other inquiries from various governmental bodies in the ordinary course of its business. Such inquiries can relate to the Company or other healthcare providers. The Company works cooperatively to respond to appropriate requests for information. As previously reported on May 22, 2006, the Company received a subpoena from the California Attorney General seeking documents related to billing to the state's Medicaid program. During the third quarter of 2008, the Company received a request for additional information. The Company continues to cooperate with the California Attorney General's Office in responding to the subpoena. In the opinion of management, based upon the advice of counsel and consideration of all facts available at this time, the ultimate disposition of these matters is not expected to have a material adverse effect on the financial position, results of operations or liquidity of the Company.

The Company is also named from time to time in suits brought under the qui tam provisions of the False Claims Act and comparable state laws. These suits typically allege that the Company has made false statements and/or certifications in connection with claims for payment from federal health care programs. They may remain under seal (hence, unknown to the Company) for some time while the government decides whether to intervene on behalf of the qui tam plaintiff. Such claims are an inevitable part of doing business in the health care field today and, in the opinion of management, based upon the advice of counsel and consideration of all facts available at this time, the ultimate disposition of those qui tam matters presently known to the Company is not expected to have a material adverse effect on the financial position, results of operations or liquidity of the Company.

The Company believes that it is in compliance in all material respects with all statutes, regulations and other requirements applicable to its clinical laboratory operations. The clinical laboratory testing industry is, however, subject to extensive regulation, and the courts have not interpreted many of these statutes and regulations. There can be no assurance therefore that those applicable statutes and regulations might not be interpreted or applied by a prosecutorial, regulatory or judicial authority in a manner that would adversely affect the Company. Potential sanctions for violation of these statutes and regulations include significant fines and the loss of various licenses, certificates and authorizations.

During the fourth quarter of 2008, the Company recorded a $7.5 cumulative revenue adjustment relating to certain historic overpayments made by Medicare for claims submitted by a subsidiary of the Company. The Company has initiated communication with the Medicare carrier to resolve the overpayments.

Under the Company's present insurance programs, coverage is obtained for catastrophic exposure as well as those risks required to be insured by law or contract. The Company is responsible for the uninsured portion of losses related primarily to general, professional and vehicle liability, certain medical costs and workers' compensation. The self-insured retentions are on a per occurrence basis without any aggregate annual limit. Provisions for losses expected under these programs are recorded based upon the Company's estimates of the aggregated liability of claims incurred. At December 31, 2008 and 2007, the Company had provided letters of credit aggregating approximately $97.4 and $104.8 respectively, primarily in connection with certain insurance programs and as security for the Company's contingent obligation to reimburse up to $200.0 in transition costs under a customer contract. The Company's availability under its Revolving Facility is reduced by the amount of these letters of credit.

Effective January 1, 2007, the Company commenced its successful implementation of its ten-year agreement with UnitedHealthcare Insurance Company ("UnitedHealthcare") and became its exclusive national laboratory provider. During the first three years of the ten-year agreement, the Company has committed to reimburse UnitedHealthcare up to $200.0 for transition costs related to developing expanded networks in defined markets. Since the inception of this agreement, approximately $74.6 of such transition payments were billed to the Company by UnitedHealthcare and approximately $74.4 had been remitted by the Company. Based on

Notes to Consolidated Financial Statements

(Dollars and shares in millions, except per share data)

trend rates of the transition payment amounts billed by UnitedHealthcare during 2008 and 2007, the Company believes that its total reimbursement commitment under this agreement will be approximately $125.6. The Company is amortizing the total estimated transition costs over the life of the contract.

The Company leases various facilities and equipment under non-cancelable lease arrangements. Future minimum rental commitments for leases with non-cancelable terms of one year or more at December 31, 2008 are as follows:

	Operating
2009	$ 108.1
2010	79.8
2011	63.1
2012	43.0
2013	29.0
Thereafter	68.2
Total minimum lease payments	391.2
Less:	
Amounts included in restructuring and acquisition related accruals	(13.8)
Non-cancelable sub-lease income	(0.8)
Total minimum operating lease payments	$ 376.6

Rental expense, which includes rent for real estate, equipment and automobiles under operating leases, amounted to $175.1, $158.9 and $130.9 for the years ended December 31, 2008, 2007 and 2006, respectively.

At December 31, 2008, the Company was a guarantor on approximately $6.4 of equipment leases. These leases were entered into by a joint venture in which the Company owns a fifty percent interest and have a remaining term of approximately three years.

17) Pension and Postretirement Plans

Effective December 31, 2006, the Company adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" (SFAS No. 158). SFAS No. 158 requires that employers recognize on a prospective basis the funded status of their defined benefit pension and other postretirement plans on their consolidated balance sheet and recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost. SFAS No. 158 also requires additional disclosures in the notes to financial statements. The impact of SFAS No. 158 as of December 31, 2006, was a decrease of the Company's other assets by $26.4, increase of its accrued liabilities by $4.5 for pension and postretirement medical benefits, which resulted in a decrease to shareholders' equity of approximately $30.9, net of tax in the Company's consolidated balance sheet as of December 31, 2006.

Pension Plans

The Company maintains a defined contribution retirement plan for substantially all employees. Company contributions to the plan are based on a percentage of employee contributions. The cost of this plan was $15.5, $14.8 and $13.8 in 2008, 2007 and 2006, respectively.

In addition, substantially all employees of the Company are covered by a defined benefit retirement plan (the "Company Plan"). The benefits to be paid under the Company Plan are based on years of credited service and average final compensation. The Company's policy is to fund the Company Plan with at least the minimum amount required by applicable regulations. The Company did not make any contributions to the Company Plan in 2008 and 2007. However, based upon the underlying value of the Company Plan's assets and the amount of the Company Plan's benefit obligation as of December 31, 2008, the Company plans to contribute $54.8 to the Company Plan during 2009.

Due to the stock market's performance in 2008, the fair value of assets in the Company Plan decreased significantly from January 1, 2008 to December 31, 2008. As a result, the Company's projected pension expense for the Company Plan and the nonqualified supplemental retirement plan is expected to increase from $19.5 in 2008 to $34.2 in 2009.

The Company's nonqualified supplemental retirement plan covers its senior management group and provides for the payment of the difference, if any, between the amount of any maximum limitation on annual benefit payments under the Employee Retirement Income Security Act of 1974 and the annual benefit that would be payable under the Company Plan but for such limitation. This plan is an unfunded plan.

The effect on operations for both the defined benefit retirement plan and the nonqualified supplemental retirement plan are summarized as follows:

	Year Ended December 31,		
	2008	2007	2006
Service cost for benefits earned	$ 20.0	$ 19.1	$ 17.1
Interest cost on benefit obligation	17.2	16.0	14.5
Expected return on plan assets	(22.2)	(22.7)	(21.4)
Net amortization and deferral	2.8	2.1	4.4
Executive retirement charge	1.7	–	0.7
Defined benefit plan costs	$ 19.5	$ 14.5	$ 15.3

Amounts included in accumulated other comprehensive earnings consist of unamortized net loss of $130.1 and unrecognized prior service cost of $7.2. The accumulated other comprehensive earnings that are expected to be recognized as components of the defined benefit plan costs during 2009 are $11.6 related to amortization of net loss and $1.0 related to recognition of prior service costs.

Notes to Consolidated Financial Statements

(Dollars and shares in millions, except per share data)

A summary of the changes in the projected benefit obligations of the defined benefit retirement plan and the nonqualified supplemental retirement plan are summarized as follows:

	2008	2007
Balance at January 1	$ 287.2	$ 278.5
Service cost	20.0	19.1
Interest cost	17.2	16.0
Actuarial gain	(11.8)	(2.2)
Amendments	4.6	–
Benefits and administrative expenses paid	(26.2)	(24.2)
Executive retirement charge	1.7	–
Balance at December 31	$ 292.7	$ 287.2

The Accumulated Benefit Obligation was $288.6 and $283.0 at December 31, 2008 and 2007, respectively.

A summary of the changes in the fair value of plan assets follows:

	2008	2007
Fair value of plan assets at beginning of year	$ 270.7	$ 274.7
Actual return on plan assets	(75.1)	19.5
Employer contributions	0.7	0.7
Benefits and administrative expenses paid	(26.2)	(24.2)
Fair value of plan assets at end of year	$ 170.1	$ 270.7

Weighted average assumptions used in the accounting for the defined benefit retirement plan and the nonqualified supplemental retirement plan are summarized as follows:

	2008	2007	2006
Discount rate	6.5%	6.1%	6.0%
Compensation increases	3.5%	3.5%	3.0%
Expected long term rate of return	8.5%	8.5%	8.5%

The Company maintains an investment policy for the management of the Company Plan's assets. The objective of this policy is to build a portfolio designed to achieve a balance between investment return and asset protection by investing in equities of high quality companies and in high quality fixed income securities which are broadly balanced and represent all market sectors. The Company's plan asset allocations at December 31, 2008 and 2007 for the defined benefit retirement plan and the nonqualified supplemental retirement plan are summarized as follows, target allocation for 2009, and expected long-term rate of return by asset category are as follows:

Asset Category	Target Allocation 2009	Percentage of Plan Assets at December 31, 2008	2007	Weighted Average Expected Long-Term Rate of Return 2008
Equity Securities	70.0%	53.5%	69.5%	6.8%
Debt Securities	30.0%	46.5%	29.6%	1.7%
Other	0.0%	0.0%	0.9%	0.0%

The following assumed benefit payments under the Company's defined benefit and nonqualified supplemental retirement plans, which reflect expected future service, and were used in the calculation of projected benefit obligations, are expected to be paid as follows:

2009	$ 22.0
2010	24.0
2011	23.4
2012	27.0
2013	29.1
Years 2014-2018	162.7

Post-Retirement Medical Plan

The Company assumed obligations under a subsidiary's post-retirement medical plan. Coverage under this plan is restricted to a limited number of existing employees of the subsidiary. This plan is unfunded and the Company's policy is to fund benefits as claims are incurred. The effect on operations of the post-retirement medical plan is shown in the following table:

	Year End December 31, 2008	2007	2006
Service cost for benefits earned	$ 0.4	$ 0.5	$ 0.6
Interest cost on benefit obligation	2.7	2.7	2.2
Net amortization and deferral	(1.7)	(2.1)	(2.1)
Post-retirement medical plan costs	$ 1.4	$ 1.1	$ 0.7

Amounts included in accumulated other comprehensive earnings consist of unamortized net gain of $7.1 and unrecognized prior service credit of $2.0. The accumulated other comprehensive earnings that are expected to be recognized as components of the post-retirement medical plan costs during 2009 are ($0.4) related to amortization of net gain and ($1.3) related to recognition of prior service credits.

A summary of the changes in the accumulated post-retirement benefit obligation follows:

	2008	2007
Balance at January 1	$ 42.8	$ 45.8
Service cost for benefits earned	0.4	0.5
Interest cost on benefit obligation	2.7	2.7
Participants contributions	0.3	0.3
Actuarial gain	(7.9)	(5.0)
Benefits paid	(1.6)	(1.5)
Balance at December 31	$ 36.7	$ 42.8

The weighted-average discount rates used in the calculation of the accumulated post-retirement benefit obligation was 6.5% and 6.2% as of December 31, 2008 and 2007, respectively. The health care cost trend rate was assumed to be 9.0% as of December 31, 2008 and 2007, declining gradually to 5.0% in the year 2013. The health care cost trend rate has a significant effect on the amounts reported. Increasing the assumed health care cost trend rates by a percentage point in each year would increase the accumulated post-retirement benefit obligation as of December 31, 2008 by $5.4. The impact of a percentage point change on the aggregate of the service cost and interest cost components of the 2008 post-retirement benefit costs results in an increase of $0.5 or decrease of $0.4.

Notes to Consolidated Financial Statements

(Dollars and shares in millions, except per share data)

The following assumed benefit payments under the Company's post-retirement benefit plan, which reflect expected future service, as appropriate, and were used in the calculation of projected benefit obligations, are expected to be paid as follows:

2009	$ 1.5
2010	1.6
2011	1.7
2012	1.8
2013	2.0
Years 2014-2018	11.9

18) Supplemental Cash Flow Information

	Years Ended December 31,		
	2008	2007	2006
Supplemental schedule of cash flow information:			
Cash paid during period for:			
Interest	$ 56.1	$ 40.4	$ 33.3
Income taxes, net of refunds	211.8	272.4	223.2
Disclosure of non-cash financing and investing activities:			
Issuance of restricted stock awards and performance shares	20.3	11.9	8.9
Surrender of restricted stock awards and performance shares	32.7	5.5	3.1
Accrued repurchases of common stock	(3.0)	3.0	–

19) Quarterly Data (Unaudited)

The following is a summary of unaudited quarterly data:

	Year Ended December 31, 2008				
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full Year
Net sales	$ 1,103.2	$ 1,147.8	$ 1,135.1	$ 1,119.1	$ 4,505.2
Gross profit	470.5	491.8	461.6	449.9	1,873.8
Net earnings	130.3	104.2	111.9	118.1	464.5
Basic earnings per common share	1.18	0.94	1.02	1.09	4.23
Diluted earnings per common share	1.14	0.92	1.00	1.08	4.16

	Year Ended December 31, 2007				
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full Year
Net sales	$ 998.7	$ 1,043.1	$ 1,020.6	$ 1,005.8	$ 4,068.2
Gross profit	421.7	442.0	422.1	405.4	1,691.2
Net earnings	122.5	128.7	111.2	114.4	476.8
Basic earnings per common share	1.01	1.10	0.95	1.01	4.08
Diluted earnings per common share	0.98	1.05	0.92	0.98	3.93

Notes to Consolidated Financial Statements

(Dollars and shares in millions, except per share data)

20) New Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115." ("SFAS 159"). SFAS 159 permits an entity to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The Company adopted this Statement as of January 1, 2008 and has elected not to apply the fair value option to any of its financial instruments.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51." SFAS No. 160 requires all entities to report noncontrolling (minority) interests in subsidiaries as equity in the consolidated financial statements. This Statement is effective for the Company as of January 1, 2009. Earlier adoption is prohibited. Beginning in 2009, the Company will report minority interests in subsidiaries as equity in accordance with SFAS No. 160.

In December 2007, the FASB issued SFAS No. 141(R), a revised version of SFAS No. 141, "Business Combinations." The revision is intended to simplify existing guidance and converge rulemaking under U.S. generally accepted accounting principles (GAAP) with international accounting rules. This statement applies prospectively to business combinations where the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. Beginning in 2009, the Company will record acquisitions in accordance with SFAS 141(R).

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133." SFAS 161 requires additional disclosures about the objectives of using derivative instruments, the method by which the derivative instruments and related hedged items are accounted for under FASB Statement No. 133 and its related interpretations, and the effect of derivative instruments and related hedged items on financial position, financial performance, and cash flows. SFAS 161 also requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. Beginning in the first quarter of 2009, the Company will provide the additional disclosures in accordance with SFAS 161.

In April 2008, the FASB issued FASB Staff Position No. FAS 142-3, "Determination of the Useful Life of Intangible Assets," which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, "Goodwill and Other Intangible Assets." This pronouncement requires enhanced disclosures concerning a company's treatment of costs incurred to renew or extend the term of a recognized intangible asset. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of FSP 142-3 will have a material impact on its consolidated financial statements.

In May 2008, the FASB issued SFAS 162, "The Hierarchy of Generally Accepted Accounting Principles." SFAS 162 identifies the sources of accounting principles and the framework for selecting the accounting principles to be used. Any effect of applying the provisions of this statement will be reported as a change in accounting principle in accordance with SFAS No. 154, "Accounting Changes and Error Corrections." SFAS 162 is effective sixty days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles." The Company does not expect the adoption of this statement will have a material impact on its consolidated financial statements.

In May 2008, the FASB issued Staff Position No. APB 14-1, "Accounting for Convertible Debt Instruments that May be Settled in Cash Upon Conversion." APB 14-1 requires that the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) be separately accounted for in a manner that reflects an issuer's nonconvertible debt borrowing rate. The resulting debt discount is amortized over the period the convertible debt is expected to be outstanding as additional non-cash interest

Notes to Consolidated Financial Statements

(Dollars and shares in millions, except per share data)

expense. APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Retrospective application to all periods presented is required except for instruments that were not outstanding during any of the periods that will be presented in the annual financial statements for the period of adoption but were outstanding during an earlier period. APB 14-1 impacts the Company's zero-coupon subordinated notes, and will require that additional interest expense essentially equivalent to the portion of issuance proceeds retroactively allocated to the instrument's equity component be recognized over the period from the zero-coupon subordinated notes' issuance in 2001 through September 2004 (the first date holders of these notes had the ability to put them back to the Company). The Company has evaluated the impact of APB 14-1 and anticipates that its retrospective application will have no impact on results of operations for periods following 2004, but will result in an increase in opening additional paid-in capital and a corresponding decrease in opening retained earnings, net of deferred tax impacts, on post-2004 consolidated balance sheets.

In October 2008, the FASB issued FASB Staff Position No. FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP 157-3"). FSP 157-3 clarified the application of SFAS No. 157 in an inactive market. It demonstrated how the fair value of a financial asset is determined when the market for that financial asset is inactive. FSP 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The implementation of this standard did not have a material impact on our consolidated financial position and results of operations.

In December 2008, the FASB issued FASB Staff Position No. FAS 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets" ("FSP 132(R)-1"). FSP 132(R)-1 applies to an employer that is subject to the disclosure requirements of SFAS No. 132(R). The objectives of the disclosures about plan assets in an employers' defined benefit pension or other postretirement plan are to provide users of financial statements with an understanding of: (1) how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies, (2) the major categories of plan assets, (3) the inputs and valuation techniques used to measure the fair value of plan assets, (4) the effect of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets for the period, and (5) significant concentrations of risk within plan assets. An employer should consider those overall objectives in providing detailed disclosures about plan assets. FSP 132(R)-1 is effective for years ending after December 15, 2009. Early application is permitted. Upon initial application, the provisions of FSP 132(R)-1 are not required for earlier periods that are presented for comparative periods. The Company is currently evaluating the impact the adoption of FSP 132(R)-1 could have on its consolidated financial statements.

21) Fair Value Measurements

The Company's population of financial assets and liabilities subject to fair value measurements are as follows:

	Fair Value as of December 31, 2008	Fair Value Measurements at December 31, 2008 Using Fair Value Hierarchy		
		Level 1	Level 2	Level 3
Minority interest put	$ 121.3	$ –	$ 121.3	$ –
Derivatives				
Embedded derivatives related to the zero-coupon subordinated notes	$ –	$ –	$ –	$ –
Interest rate swap	13.5	–	13.5	–
Total fair value of derivatives	$ 13.5	$ –	$ 13.5	$ –

The minority interest put is valued at its contractually determined value, which approximates fair value. The fair values for the embedded derivatives and interest rate swap are based on observable inputs or quoted market prices from various banks for similar instruments.

Shareholder and Company Information

Corporate Headquarters
358 South Main Street
Burlington, NC 27215
336-584-5171

Information Sources
Information about LabCorp is available from the following Company sources:

Investor Relations Contact
Bill Bonello
Senior Vice President
Investor Relations
336-436-7732

Center for Molecular Biology and Pathology
800-533-0567

Center for Occupational Testing
800-833-3984

Center for Esoteric Testing
Reference Testing
800-334-5161
Paternity/Identity
800-742-3944

LabCorp Drug Development Laboratory Services
888-244-4102

Web Site
www.LabCorp.com

Transfer Agent
American Stock Transfer & Trust Company
Shareholder Services
6201 Fifteenth Avenue
Brooklyn, NY 11219
800-937-5449
www.amstock.com

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
800 Green Valley Road, Suite 500
Greensboro, NC 27408

Annual Meeting
The annual meeting of shareholders will be held at 9.00 a.m. EDT on May 6, 2009 at The Paramount Theater, 128 East Front Street, Burlington, NC 27215.

Form 10-K
Copies of Form 10-K as filed with the Securities and Exchange Commission are available without cost to shareholders by writing to:

Laboratory Corporation of America Holdings
Investor Relations Department
358 South Main Street
Burlington, NC 27215

Safe Harbor
Forward-looking statements in this annual report are subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payers. Actual results could differ materially from those suggested by these forward-looking statements. Further information on potential factors which could affect the Company's financial results is included in the Company's Form 10-K for the year ended December 31, 2008 and subsequent filings.

Common Stock
The common stock trades on the New York Stock Exchange ("NYSE") under the symbol "LH." The following table sets forth for the calendar periods indicated the high and low sale prices for the Common Stock reported on the NYSE Composite Tape.

2008	High	Low
First Quarter	**$80.77**	**$70.46**
Second Quarter	**77.95**	**68.89**
Third Quarter	**78.29**	**65.00**
Fourth Quarter	**71.27**	**52.93**

2007	High	Low
First Quarter	$81.00	$65.60
Second Quarter	80.00	71.55
Third Quarter	82.32	71.70
Fourth Quarter	79.64	65.13

Corporate Governance, Code of Business Conduct and Ethics
The Company's Corporate Governance Guidelines, the Charters of its Audit Committee, Compensation Committee, Quality and Compliance Committee, and Nominating and Corporate Governance Committee as well as the Company's Code of Business Conduct and Ethics are available on the Company's Web Site at www.LabCorp.com. You can also obtain a hard copy of these documents, without charge, upon written request to Bill Bonello, Laboratory Corporation of America Holdings, 358 South Main Street, Burlington, NC 27215.

The Company submitted, on May 28, 2008, without qualification, the Annual Certification of the Chief Executive Officer to the New York Stock Exchange ("NYSE") regarding the NYSE corporate governance listing standards pursuant to Section 303A.12(a) of the NYSE Listing Standards. The Company filed its Certifications of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1 and 31.2, respectively, to its Annual Report on Form 10-K for fiscal year 2008 filed with the Securities and Exchange Commission on February 26, 2009.

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